glanbia

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 7772200
Facsimile +353 56 7772222
www.glanbia.com

By DHL

05005356

19 January 2005

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

SUPPL

Issuer: Glanbia plc
File No. 82-4734

Dear Sirs,

Further to our last submission by letter dated 26 April, 2004, I now enclose herewith the information required by Rule 12g3 2(b) for the period 24 April, 2004 to 31 December, 2004.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

Yours faithfully,

John J Roche
Deputy Group Secretary

Encls.

GLANBIA plc

DOCUMENTS –

IRISH AND LONDON STOCK EXCHANGES/ COMPANIES REGISTRATION OFFICE

PERIOD FROM 24 April 2004 to 31 December 2004

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Statutory Form B5 (Allotment of 30,000 Ordinary Shares of €0.06 each to Sean Hearn)	7 May, 2004	Companies Registration Office – Companies Acts, 1963 to 2003
2. Statutory Form G1 (Certified Special Resolution)	18 May, 2004	Companies Registration Office – Companies Acts, 1963 to 2003
3. Amended Memorandum and Articles of Association (including all amendments up to 18 May, 2004)	18 May, 2004	Companies Registration Office – Companies Acts, 1963 to 2003
4. Announcement – Statement at Annual General Meeting - Trading expected to be in line with expectations	18 May, 2004	Stock Exchange
5. Copies of all resolutions passed at the Annual General Meeting held on 18 May, 2004	19 May, 2004	Stock Exchange
6. Application for Admission of Securities to the Official List (Shares and Debt Securities) to the Irish Stock Exchange (Schedule 3A)	1 June, 2004	Stock Exchange
7. Application for Admission of Securities to the Official List to the UK Listing Authority (Schedule 3A)	1 June, 2004	Stock Exchange

Document	Effective Date	Entity requiring item
8. Application for Admission of Securities to Trading to the London Stock Exchange (Form 1)	1 June, 2004	Stock Exchange
9. Brochure of Particulars	1 June, 2004	Stock Exchange
10. Certified Extract of Board Meeting of Glanbia plc dated 7 May, 2004	1 June, 2004	Stock Exchange
11. Statutory Form B10 (Notice of Change of director and/or secretary, or in their particulars) – Resignation of Frank Quigley	10 June, 2004	Companies Registration Office – Companies Acts, 1963 to 2003
12. Statutory Form B10 (Notice of Change of director and/or secretary, or in their particulars) – Appointment of John G. Fitzgerald	10 June, 2004	Companies Registration Office – Companies Acts, 1963 to 2003
13. Notification of Transactions in Shares in Public Limited Companies pursuant to Chapter 2 of Part IV of the Companies Act, 1990	10 June, 2004	Stock Exchange
14. Announcement of the following board changes with effect from 10 June, 2004 – • The retirement of Frank Quigley as a non-executive director • The appointment of Mr. John G. Fitzgerald as a non-executive director and • Notification that Mr. John G. Fitzgerald has no details to be disclosed as required under Paragraph 16.4, Chapter 16 of the Listing Rules	11 June, 2004	Stock Exchange
15. Announcement – Expansion of the role of Kevin Toland, Group Development Director to include operational responsibility for the Group's Nutritional Business in Ireland and the United States	14 July, 2004	Stock Exchange

Document	Effective Date	Entity requiring item
16. Notification pursuant to Section 91 of the Companies Act, 1990	20 July, 2004	Stock Exchange
17. Notification pursuant to Section 91 of the Companies Act, 1990	21 July, 2004	Stock Exchange
18. Statutory Form B10 (Notice of Change of director and/or secretary, or in their particulars) – Change of Address of Kevin Edward Patrick Toland	23 July, 2004	Companies Registration Office – Companies Acts, 1963 to 2003
19. Notification of Interests of Director – Mr. John Fitzgerald	9 August, 2004	Stock Exchange
20. Announcement re release of Interim Report for the half year ended 3 July, 2004	11 August, 2004	Stock Exchange
21. Interim Report for the half year ended 3 July, 2004	1 September, 2004 (Issued to Stock Exchange/Markets)	Stock Exchange
22. Blue Form – Dividend Details	1 September, 2004	Stock Exchange
23. Glanbia plc – 2004 Annual Return	20 September, 2004 (Filed 15 October, 2004)	Companies Registration Office – Companies Acts, 1963 to 2003
24. Notification of the acquisition of the German based nutrient delivery systems company, Kortus Food Ingredients Services GmbH	7 December, 2004	Stock Exchange
25. Notification of Interests of Directors/Secretary	9 December, 2004	Stock Exchange
26. Notification of Interests of Director	13 December, 2004	Stock Exchange

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Re[illegible] Compani[illegible]

Document No. 1
2004





Return of allotments

Companies Acts, 1963 to 2001

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

B5 Euro

The return must be delivered within on month after the allotment

Company number 129933

Company name *in full*

GLANBIA plc Limited

Effective centre of management if outside the State



Registered Office

GLANBIA HOUSE, KILKENNY

Date of allotment(s) notes one and two

made on 7 MAY 2004

or made from ______ to ______

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return [illegible] be [illegible]ted within [illegible] month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
SEAN HEARN	ORDINARY	30,000
MONTROSE	€0.06	
MOUNTRATH RD		
PORTLAOISE		
CO. LAOIS		

Presenter's Name: MARY MC LOUGHLIN

Address: GLANBIA plc
GLANBIA HOUSE, KILKENNY

Telephone Number: +353 056 7772238

Reference

COMPANIES REGISTRATION OFFICE

Special Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963

Company No.

129933

Form No.

G1

(16)

Company name

GLANBIA plc

At an Annual General Meeting of the members of the said Company, duly convened and held at the Newpark Hotel, Kilkenny

On the 18th Day of May 2004

The following FOUR Special Resolutions were duly passed :

Special Resolution 1:

"That the articles of association of the Company be and are hereby amended as follows:

By deleting the following words from article 74:

'Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two nor more than the following:

(i) thirty six, at any time before the PTL Conversion Date;

(ii) thirty eight, at any time on or after the PTL Conversion Date and up to but not including the date which is forty-five days after the date of the annual general meeting to be held in 2000; and

(iii) twenty, at any time on or after the date which is forty-five days after the date of the annual general meeting to be held in 2000.'

and replacing them with the following words:

'Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two nor more than twenty-two.'

By deleting the following words from article 1(b):

"The PTL Conversion Date" The PTL Conversion Date as defined in the Rules of the Society;"

Special Resolution 2:

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the Annual General Meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or

expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €809,148.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2005 and the date on which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired: and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

Special Resolution 3:

"That the Company and/or an of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting on business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then with effect from the close of business on the day on which the London Stock Exchange plc is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange plc, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

Special Resolution 4:

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be reissued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the

equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to be passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

I hereby certify that the above particulars are correct.

SIGNATURE ______________ Date: 25 May 2004

NAME Geoffrey J Meagher
Director

Presenter's Name:
Group Secretariat Department

Address:
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone Number:
056/7772238

Reference: MMcL

Cert No. 129933

Companies Acts, 1963 to 2003

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

(both as adopted and subsequently amended by special resolutions passed up to 18th May, 2004)

of

GLANBIA PUBLIC LIMITED COMPANY

Incorporated the 10th day of March, 1988.

ARTHUR COX
Earlsfort Centre,
Earlsfort Terrace,
Dublin 2.

CDB4497 28.05.04

Cert No. 129933

Companies Acts, 1963 to 2003

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

-of-

GLANBIA PUBLIC LIMITED COMPANY

(Adopted by special resolution passed on 1st June, 1994
and as amended by special resolution passed on 16th December, 1996
and by special resolution passed on 21st July, 1997
and by special resolution passed on 15th February, 1999
and by special resolution passed on 11th May, 2000
and by special resolution passed on 23rd May, 2001)

1. The name of the Company is "Glanbia public limited company".

2. The Company is to be a public limited company.

3. The objects for which the Company is established are:-

(1) To carry on, directly or indirectly, all or any of the businesses of manufacturers, processors, packers, bottlers, canners, distributors, wholesalers and retailers of all types of food and dairy products, food ingredients, protein products, whey products, soya products, skim milk products, poultry products, pig meat products, beef products, fish products, bakery products, confectionery products, ice-cream products, beverages, food substitutes, pharmaceutical products and animal feed products, and the doing of all such things as are incidental or conducive to the attainment of all or any of the foregoing.

(A) To acquire not less than ninety per cent. of the issued share capital of the following subsidiaries of Avonmore Creameries Limited, namely Avonmore Food Products Limited, Avonmore Milk Products Limited,

Roscrea Dairies Limited, Kilahorna Investment Company, Gedney Limited and Rossmore Foods Limited.

(2) To carry on directly or indirectly the businesses of manufacturers, importers, exporters, distributors, wholesalers and retailers of all kinds of goods.

(3) To carry on directly or indirectly the businesses of cold storage and warehouse operators, transport operators, food store operators, caterers, grocers, provision merchants and provender millers.

(4) To carry on directly or indirectly the businesses of breeders of and dealers in farm animals of all kinds.

(5) To carry on directly or indirectly the businesses of processors of meat of all kinds and farming in all its branches of vegetable, fruit growing and grain growing.

(6) To manufacture and deal in packaging material, boxes, bottles, containers, cans and receptacles of all kinds for food, foodstuffs and goods of every description.

(7) To carry on all or any of the businesses as aforesaid either as a separate business or as the principal business of the Company and to carry on any other business (whether manufacturing or otherwise) (except the issuing of policies of insurance) which may seem to the Company capable of being conveniently carried on in connection with the above objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company's property.

(8) To accept transfers of engagements from industrial and provident societies.

(9) To enter into such arrangements as the Company may think fit (whether or not involving dealing in currencies or the borrowing or raising of money in any currency or the discharge or performance in whole or in part by the Company of any indebtedness or other obligation of any other person and vice versa) with

a view to the better management of the Company's indebtedness and minimising the cost of the Company's operations.

(10) To acquire shares, stocks, debentures, debenture stock, bonds, obligations and securities by original subscription, tender, purchase, exchange or otherwise and to subscribe for the same either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

(11) To facilitate and encourage the creation, issue or conversion of and to offer for public subscription debentures, debenture stocks, bonds, obligations, shares, stocks, and securities and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies.

(12) To purchase or by any other means acquire any freehold, leasehold or other property and in particular lands, tenements and hereditaments of any tenure, whether subject or not to any charges or incumbrances, for any estate or interest whatever, and any rights privileges or easements over or in respect of any property, and any buildings, factories, mills, works, wharves, roads, machinery, engines, plant, live and dead stock, barges, vessels or things, and any real or personal property or rights whatsoever which may be necessary for, or may conveniently be used with, or may enhance the value property of the Company, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any such freehold, leasehold, or other property, lands, tenements or hereditaments, rights, privileges or easements.

(13) To sell or otherwise dispose of any of the property or investments of the Company but so that no profit arising on the sale of any shares, stocks, debentures or other investments shall be distributed by way of dividend, but shall be carried to a capital reserve fund or otherwise dealt with for capital purposes only.

(14) To grant convey transfer or otherwise dispose of any property or asset of the Company of whatever nature or tenure for such price consideration sum or other return whether equal to or less than the market value thereof and whether by way of gift or otherwise as the directors shall deem fit and to grant any fee farm grant or lease or to enter into any agreement for letting or hire of any such property or asset for a rent or return equal to or less than the market or rack rent therefor or at no rent and subject to or free from covenants and restrictions as the directors shall deem appropriate.

(15) To acquire and undertake the whole or any part of the business, good-will and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which this Company is authorised to carry on, and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into any arrangement for sharing profits, or for co-operation, or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain or sell, mortgage or deal with any shares, debentures, debenture stock or securities so received.

(16) To invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may from time to time be determined.

(17) To lend money to and guarantee the performance of the contracts or obligations of any company, firm or person, and the repayment of the capital and principal of, and dividends, interest or premiums payable on, any stock, shares and securities of any company, whether having objects similar to those of this Company or not, and to give all kinds of indemnities.

(18) To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by indemnity

or undertaking, or by any one or more of such methods (and whether or not the Company receives any consideration or advantage, direct or indirect, for the giving of any such guarantee, support or security), the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any security, indebtedness or obligation of, any person, firm, company or other body corporate including (without prejudice to the generality of the foregoing) any company or other body corporate which is for the time being deemed by section 155 of the Companies Act, 1963 to be the Company's holding company or subsidiary or to be another subsidiary of the Company's holding company or which is otherwise associated with the Company in business.

(19) To borrow or raise or secure the payment of money in such manner as the Company shall think fit, and in particular (but without prejudice to the generality of the foregoing) by the issue of debentures, debenture stocks, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise and to secure the repayment of any money borrowed raised or owing by trust deed, mortgage, charge, or lien upon the whole or any part of the Company's undertaking, property or assets (whether present or future) including its uncalled capital, and also by a similar trust deed, mortgage, charge or lien to secure and guarantee the performance by the Company of any obligation or liability it may undertake.

(20) To draw, make, accept, endorse, discount, execute, negotiate and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(21) To subscribe for, take, purchase or otherwise acquire and hold shares or other interests in or securities of any other company having objects altogether or in part similar to those of this Company, or carrying on any business capable of being conducted so as directly or indirectly to benefit this Company.

(22) To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, securities, policies, book debts, claims and choses in action,

lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

(23) To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue dispose of or hold any such preferred, deferred or other special stocks or securities.

(24) To give any guarantee in relation to the payment of any debentures, debenture stock, bonds, obligations or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

(25) To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

(26) To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company including directors and ex-directors of the Company and the wives, widows and families, dependants or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operation or otherwise.

(27) To remunerate by cash payments or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

(28) To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business within the objects of the Company.

(29) To distribute in specie or otherwise as may be resolved, any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

(30) To vest any real or personal property, rights or interest acquired or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(31) To transact or carry on any business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

(32) To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company, whether such shares shall be wholly or partly paid up.

(33) To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of the Company or which the Company shall

consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

(34) To procure the Company to be registered or recognised in any part of the United Kingdom of Great Britain and Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any such foreign country.

(35) To do all or any of the matters hereby authorised in any part of Ireland or the world or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

(36) To make gifts or grant bonuses or share options to the directors or any other persons who are or have been in the employment of the Company or any parent or subsidiary body corporate including substitute and alternate directors.

(37) To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

(38) To engage in, as an object of the Company or as a power incidental to any of its other objects, currency exchange and interest rate transactions, including but not limited to, dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars and any other foreign exchange or interest rate hedging arrangements and such other instruments as are similar to, or derived from, any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other exposure or for any other purpose.

The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except, where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects

therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding, that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub- clause of this clause.

NOTE: It is hereby declared that the word "company" in this clause, except where used in reference to this Company shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere and the intention is that the objects specified in each paragraph of this clause shall except where otherwise expressed in such paragraph be in no way limited or restricted by reference to or inference from the terms of any other paragraph.

4. The liability of the members is limited.

5. The share capital of the Company is €18,360,000 divided into 306,000,000 Ordinary Shares of €0.06 each.

6. The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms, as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company's articles of association for the time being.

NOTES AS TO CAPITAL HISTORY

1. The Company was incorporated on 10th March 1988 with an authorised capital of £1,000,000 divided into 9,250,000 A Ordinary Shares of 10p each and 750,000 B Ordinary Shares of 10p each.

2. By ordinary resolutions passed on 29th April 1988 the Company:

   (a) subdivided all the A Ordinary Shares of 10p each into 18,500,000 A Ordinary Shares of 5p each;

   (b) increased its authorised capital to £4,875,000 by the creation of an additional 77,500,000 A ordinary Shares of 5p each; and

   (c) consolidated all the B Ordinary Shares of 10p each into 375,000 B Ordinary Shares of 20p each.

3. By ordinary resolution passed on 13th May 1988 the Company increased its authorised share capital to £24,800,000 by the creation of an additional 99,625,000 B Ordinary Shares of 20p each.

4. Pursuant to resolutions passed on 16th December 1996 the following changes occurred to the authorised share capital of the Company:-

   (a) the 100,000,000 B Ordinary Shares were converted into 100,000,000 B Ordinary Shares redeemable at the option of the Company at par;

   (b) the authorised share capital of the Company was increased from £24,800,000 to £29,800,000 by the creation of 100,000,000 new A Ordinary Shares of 5p each ranking pari passu with the existing A Ordinary Shares;

   (c) the authorised share capital of the Company was reduced from £29,800,000 to £9,800,000 by the cancellation of 100,000,000 B Ordinary Shares; and

   (d) each of the issued and unissued A Ordinary Shares was re-designated as an Ordinary Share.

5. Pursuant to resolutions passed on 21st July, 1997 the following changes occurred to the authorised share capital of the Company:-

   (a) the authorised share capital of the Company was increased from £9,800,000 to £15,300,000 by the creation of 110,000,000 additional Ordinary Shares of 5p each ranking pari passu in all respects with the existing Ordinary Shares of 5p each in the Company.

6. Pursuant to resolutions passed on 11th May, 2000 the authorised share capital of the Company was redenominated, converted and rounded to €18,360,000 divided into 306,000,000 Ordinary Shares of €0.06 each.

GLANBIA PUBLIC LIMITED COMPANY

ARTICLES OF ASSOCIATION

CONTENTS

Page

PART I - PRELIMINARY

PART II - SHARE CAPITAL AND RIGHTS

PART III - SHARE CERTIFICATES

PART IV - LIEN ON SHARES

PART V - CALLS ON SHARES AND FORFEITURE

PART VI - CONVERSION OF SHARES INTO STOCK

PART VII - TRANSFER OF SHARES

PART VIII - TRANSMISSION OF SHARES

PART IX - ALTERATION OF SHARE CAPITAL

PART X - PURCHASE OF OWN SHARES

PART XI - GENERAL MEETINGS

PART XII - PROCEEDINGS AT GENERAL MEETINGS

PART XIII - DIRECTORS

PART XIV - POWERS OF DIRECTORS

PART XV - APPOINTMENT AND RETIREMENT OF DIRECTORS

PART XVI - DISQUALIFICATION AND REMOVAL OF DIRECTORS

PART XVII- DIRECTORS' OFFICES AND INTERESTS

PART XVIII - PROCEEDINGS OF DIRECTORS

PART XIX - THE SECRETARY

PART XX - THE SEAL

PART XXI - DIVIDENDS AND RESERVES

PART XXII - ACCOUNTS

PART XXIII - CAPITALISATION OF PROFITS OR RESERVES

PART XXIV - NOTICES

PART XXV - WINDING UP

PART XXVI - MISCELLANEOUS



COMPANIES ACTS 1963 TO 2003

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

GLANBIA PUBLIC LIMITED COMPANY

(Adopted by special resolution passed on 1st June, 1994
and as amended by special resolution passed on 16th December, 1996
and by special resolution passed on 21st July, 1997
and by special resolution passed on 15th February, 1999
and by special resolution passed on 11th May, 2000
and by special resolution passed on 23rd May, 2001
and by special resolution passed on 18th May 2004)

PART I - PRELIMINARY

1 Interpretation

(a) The regulations contained in Table A in the first schedule to the Companies Act, 1963 shall not apply to the Company.

(b) In these Articles the following expressions shall have the following meanings:

"the Acts"	the Companies Acts, 1963 to 2003;
"the 1963 Act"	the Companies Act, 1963;
"the 1983 Act"	the Companies (Amendment) Act, 1983;
"the 1990 Act"	the Companies Act, 1990;
"these Articles"	these articles of association as altered from time to time;
"the Auditors"	the auditors for the time being of the Company;

"the Company"	means the company whose name appears in the heading to these Articles;
"Clear Days"	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"the Directors"	the Directors for the time being of the Company or any of them acting as the board of Directors of the Company;
"€"	means Euro, the lawful currency of the Member States of the European Union participating in the third stage of European Monetary Union;
"the Group"	the Company and its subsidiaries from time to time and for the time being;
"the Holder"	in relation to any share, the member whose name is entered in the Register as the holder of the share;
"the Office"	the registered office for the time being of the Company;
"the Register"	the register of members to be kept as required by the Acts;
"the Seal"	the common seal of the Company or (where relevant) the official securities

seal kept by the Company pursuant to the Acts;

"the Secretary"	the secretary of the Company and shall include an assistant secretary and an acting secretary and any person appointed to perform the duties of the secretary of the Company;
"the Society"	means Glanbia Co-Operative Society Limited, a society registered under the Industrial and Provident Societies Acts, 1893 to 1978 under registered number 4928R;
"the State"	Ireland;
"The Irish Stock Exchange"	the Irish Stock Exchange Limited;
"The Stock Exchanges"	the Irish Stock Exchange Limited and London Stock Exchange Limited;
"treasury shares"	shares in the Company which have been redeemed or purchased by the Company and are being held by the Company as treasury shares in accordance with Part XI of the 1990 Act;
"the United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"warrant to subscribe"	a warrant or certificate or similar document indicating the right of the

registered holder thereof (other than under a share option scheme for employees) to subscribe for shares in the Company.

(c) Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes of representing or reproducing words in a visible form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand.

(d) Unless specifically defined herein or the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Acts but excluding any statutory modification thereof not in force when these Articles become binding on the Company.

(e) The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

(f) A reference in these Articles to any enactment or any section or provision thereof shall include a reference to any statutory modification or re-enactment of it for the time being in force.

(g) In these Articles the masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

PART II - SHARE CAPITAL AND RIGHTS

2 Share capital

The share capital of the Company is €18,360,000 divided into 306,000,000 Ordinary Shares of €0.06 each.

3 **Rights of shares on issue**

(a) Without prejudice to any special rights previously conferred on the Holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by ordinary resolution determine.

(b) Without prejudice to the power conferred on the Company by paragraph (a) of this Article, the Directors may on the allotment and issue of any shares impose restrictions on the transferability or disposal of the shares comprised in a particular allotment as may be considered by the Directors to be in the best interests of the shareholders as a whole.

4 **Redeemable shares**

Subject to the provisions of the Acts, any shares may be issued on the terms that they are, or are liable at the option of the Company or the Holder, to be redeemed on such terms and in such manner as the Company may by special resolution determine. Subject as aforesaid, the Company may cancel any shares so redeemed or may hold them as treasury shares and re-issue any such treasury shares as shares of any class or classes or cancel them. Subject to the provisions of the Acts the Company may pursuant to section 210 of the 1990 Act convert any of its shares into redeemable shares.

5 **Variation of rights**

(a) Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of that class, and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

(b) The rights conferred upon the Holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of the issue of the shares of that class, be deemed to be varied by a purchase or redemption by the Company of its own shares or by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.

6 **Trusts not recognised**

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder: this shall not preclude the Company from requiring any member or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company or is required in accordance with Article 7.

7 **Disclosure of interests**

(a) Notwithstanding the provisions of the immediately preceding Article, the Directors may at any time and from time to time if, in their absolute discretion they consider it to be in the interests of the Company to do so, give a notice to the Holder or Holders of any share (or any of them) requiring such Holder or Holders to notify the Company in writing within such period as may be specified in such notice (which shall not be less than twenty-eight days from the date of service of such notice) of full and accurate particulars of all or any of the following matters, namely:-

(i) his interest in such share;

(ii) if his interest in the share does not consist of the entire beneficial interest in it, the interests of all persons having any beneficial interest (direct or indirect) in the share (provided that one joint Holder of a

share shall not be obliged to give particulars of interests of persons in the share which arise only through another joint Holder); and

(iii) any arrangements (whether legally binding or not) entered into by him or any person having any beneficial interest in the share whereby it has been agreed or undertaken or the Holder of such share can be required to transfer the share or any interest therein to any person (other than a joint Holder of the share) or to act in relation to any meeting of the Company or of any class of shares of the Company in a particular way or in accordance with the wishes or directions of any other person (other than a person who is a joint Holder of such share).

(b) If, pursuant to any notice given under paragraph (a) of this Article, the person stated to own any beneficial interest in a share or the person in favour of whom any Holder (or other person having any beneficial interest in the share) has entered into any arrangements referred to in sub-paragraph (a) (iii), is a body corporate, trust, society or any other legal entity or association of individuals and/or entities, the Directors may at any time and from time to time if, in their absolute discretion they consider it to be in the best interests of the Company to do so, give a notice to the Holder or Holders of such share (or any of them) requiring such Holder or Holders to notify the Company in writing within such period as may be specified in such notice (which shall not be less than twenty-eight days from the date of service of such notice) of full and accurate particulars of the name and addresses of the individuals who control (whether directly or indirectly and through any number of vehicles, entities or arrangements) the beneficial ownership of all the shares, interests, units or other measure of ownership of such body corporate, trust, society or other entity or association wherever the same shall be incorporated, registered or domiciled or wherever such individuals shall reside provided that if at any stage of such chain of ownership the beneficial interest in any share shall be established to the satisfaction of the Directors to be in the ownership of any body corporate any of whose share capital is listed or dealt in on any bona fide stock exchange, unlisted securities market or over-the-counter securities market, it shall not be

necessary to disclose details of the individuals ultimately controlling the beneficial interests in the shares of such body corporate.

(c) The Directors, if they think fit, may give notices under paragraphs (a) and (b) at the same time on the basis that the notice given pursuant to paragraph (b) shall be contingent upon disclosure of certain facts pursuant to a notice given pursuant to paragraph (a).

(d) The Directors may (before or after the receipt of any written particulars under this Article) require any such particulars to be verified by statutory declaration.

(e) The Directors may serve any notice pursuant to the terms of this Article irrespective of whether or not the Holder on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall prejudice or affect in any way any non-compliance not so waived whether by the Holder concerned or any other joint Holder of the share or by any person to whom a notice may be given at any time.

(f) For the purpose of establishing whether or not the terms of any notice served under this Article shall have been complied with the decision of the Directors in this regard shall be final and conclusive and shall bind all persons interested.

8 **Restriction of Rights**

(a) If at any time the Directors shall determine that a Specified Event (as defined in paragraph (f)) shall have occurred in relation to any share or shares the Directors may serve a notice to such effect on the Holder or Holders thereof. Upon the service of any such notice (in these Articles referred to as a "Restriction Notice"), for so long as such Restriction Notice shall remain in force no Holder or Holders of the share or shares specified in such Restriction

Notice (in these Articles referred to as "Specified Shares") shall be entitled, to attend, speak or vote either personally by representative or by proxy at any general meeting of the Company or at any separate general meeting of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting.

(b) A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than forty-eight hours, after the Holder or Holders concerned shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any Specified Share transferred upon registration of the relevant transfer provided that a Restriction Notice shall not cease to have effect in respect of any transfer where no change in the beneficial ownership of the share shall occur and for this purpose it shall be assumed that no such change has occurred where a transfer form in respect of the share is presented for registration having been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee claiming to be entitled to such reduced rate as a result of the transfer being one where no beneficial interest passes.

(c) The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice.

(d) Any determination of the Directors and any notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

(e) If, while any Restriction Notice shall remain in force in respect of any Specified Shares, any further shares shall be issued in respect thereof pursuant to a capitalisation issue made in pursuance of these Articles, the Restriction Notice shall be deemed also to apply in respect of such further shares which shall as

from the date of issue thereof from part of the Specified Shares for all purposes of this Article.

(f) For the purposes of these Articles the expression "Specified Event" in relation to any share shall mean either of the following events:-

(i) the failure by the Holder or Holders thereof to pay any call or instalment of a call in the manner and at the time appointed for payment thereof;

(ii) the failure by the Holder thereof or any of the Holders thereof to comply, to the satisfaction of the Directors, with all or any of the terms of Article 7 in respect of any notice or notices given to him or any of them thereunder; or

(iii) the failure by the Holder thereof or any of the Holders thereof to comply, to the satisfaction of the Directors, with the terms of any notice given to him or any of them pursuant to the provisions of section 81 of the 1990 Act within such period as may be specified in such notice (which shall not be less than twenty-eight days from the date of service of such notice).

9 **Allotment of shares**

(a) Subject to the provisions of the Acts relating to authority, pre-emption or otherwise in regard to the issue of new shares and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares (including treasury shares) for the time being in the capital of the Company shall be at the disposal of the Directors and (subject to the provisions of the Acts) they may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount and so that, save as permitted by law, the Company shall not allot a share except as paid-up as to at least one-quarter of the nominal amount of the share and the whole of any premium thereon.

(b) Without prejudice to the generality of the powers conferred on the Directors by the other paragraphs of this Article, the Directors may grant from time to time options to subscribe for the unallotted shares in the capital of the Company to persons in the service or employment of the Company or any subsidiary of the Company (including Directors holding executive offices) on such terms and subject to such conditions as may be approved from time to time by the Directors or by any committee thereof (a majority of whom shall be non-executive Directors) appointed by the Directors for the purpose of such approval and as shall be in accordance with the provisions of any share option scheme of the Company for the time being in force and which shall have been approved by the Company in general meeting.

(c) The Company may issue warrants to subscribe (by whatever name they are called) to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option scheme for employees) certifying the right of the registered holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

10 **Payment of commission**

The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. On any issue of shares the Company may also pay such brokerage as may be lawful.

11 **Payment by instalments**

If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

PART III - SHARE CERTIFICATES

12 **Issue of certificates**

Every member shall be entitled without payment to receive within two months after allotment or lodgement of a transfer to him of the shares in respect of which he is so registered (or within such other period as the conditions of issue shall provide) one certificate for all the shares of each class held by him or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Directors may determine provided that the Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them. The Company shall not be bound to register more than four persons as joint Holders of any share (except in the case of executors or trustees of a deceased member). Every certificate shall be sealed with the Seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. Notwithstanding the provisions of these Articles, title to shares in the Company may be evidenced in such manner as the Director may approve in accordance with any laws or regulations for the time being applicable which enable title to securities to be evidenced and transferred without a written instrument.

13 **Balance and exchange certificate**

(a) Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge.

(b) Any two or more certificates representing shares of any one class held by any member at his request may be cancelled and a single new certificate for such shares issued in lieu, without charge unless the Directors otherwise determine. If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may comply, if they think fit, with such request upon payment of such charge as the Directors shall from time to time determine.

14 **Replacement of certificates**

If a share certificate is defaced, worn out, lost, stolen or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence or in relation to any indemnity as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

PART IV - LIEN ON SHARES

15 **Extent of lien**

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The company's lien on a share shall extend to all moneys payable in respect of it.

16 **Power of sale**

The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is immediately payable and is not paid within fourteen Clear Days after notice demanding payment, and stating that if the notice is not complied with the shares may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

17 **Power to effect transfer**

To give effect to a sale the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18 **Proceeds of sale**

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is immediately payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not immediately payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

PART V - CALLS ON SHARES AND FORFEITURE

19 Making of calls

Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and each member (subject to receiving at least fourteen Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked in whole or in part before receipt by the Company of a sum due thereunder, and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

20 Time of call

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

21 Liability of joint Holders

The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

22 Interest on calls

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of

the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the Directors may waive payment of the interest wholly or in part.

23 **Instalments treated as calls**

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

24 **Power to differentiate**

Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

25 **Interest on moneys advanced**

The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) fifteen per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance. Any such payment in advance of calls shall extinguish pro tanto the liability upon the shares in respect of which it is made.

26 **Notice requiring payment**

(a) If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such times as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment.

(b) The notice shall name a further day (not earlier than the expiration of fourteen Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

(c) If the requirements of any such notice as aforesaid are not complied with, any shares in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made be forfeited by a resolution of the Directors to that effect. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before forfeiture.

(d) On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the member sued is entered in the Register as the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

27 **Power of disposal and surrender of Shares**

(a) A forfeited share shall become the property of the Company and may be sold, reallotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal such a share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the share to that person. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and thereupon he shall be registered as the Holder of the share and shall not be

bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

(b) The Directors may accept upon such terms and conditions as may be agreed the surrender of any share which the Directors have resolved to have been forfeited and, subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

28 **Effect of forfeiture**

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares (and shall surrender to the Company for cancellation the certificate for such shares), but nevertheless shall remain liable to pay to the Company all moneys (including interest pursuant to these Articles) which, at the date of forfeiture, were payable by him to the Company in respect of the shares, without any deduction or allowance for the value of the shares at the time of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

29 **Statutory declaration**

A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

30 **Non-payment of sums due on share issues**

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

PART VI - CONVERSION OF SHARES INTO STOCK

31 **Conversion of shares into stock**

The Company by ordinary resolution may convert any paid up shares into stock and reconvert any stock into paid up shares of any denomination.

32 **Transfer of stock**

The Holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations, as and subject to which the shares from which the stock arose might have been transferred before conversion, or as near thereto as circumstances admit; and the Directors may fix from time to time the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of each share from which the stock arose.

33 **Rights of stockholders**

(a) The Holders of stock shall have, according to the amount of stock held by them, the same rights, privileges and advantages in relation to dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which, if existing in shares, would not have conferred that right, privilege or advantage.

(b) Such of these Articles as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

PART VII - TRANSFER OF SHARES

34 **Form of instrument of transfer**

Subject to such of the restrictions of these Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

35 **Execution of instrument of transfer**

(a) The instrument of transfer of any share shall be executed by or on behalf of the transferor and, in cases where the share is not fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof.

(b) Notwithstanding the provisions of these Articles shares in the Company may be transferred in such manner as the Directors may approve so that transfers of shares in the Company may be made in accordance with any laws or regulations for the time being applicable enabling title to securities to be evidenced and transferred without a written instrument.

36 **Refusal to register transfers**

(a) The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register:-

(i) any transfer of a share which is not fully paid;

(ii) any transfer to or by a minor or a person in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder.

(b) The Directors may decline to recognise any instrument of transfer unless:-

(i) the instrument of transfer is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of one class of share only;

(iii) the instrument of transfer is in favour of not more than four transferees; and

(iv) it is lodged at the Office or at such other place as the Directors may appoint.

37 **Procedure on refusal**

If the Directors refuse to register a transfer then, within two months after the date on which the transfer was lodged with the Company, they shall send to the transferee notice of the refusal.

38 **Closing of transfer books**

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in each year) as the Directors may determine.



39 **Absence of registration fees**

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

40 **Retention of transfer instruments**

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.



41 **Renunciation of allotment**

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person.

PART VIII - TRANSMISSION OF SHARES

42 **Death of a member**

If a member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a sole Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his

interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

43 **Transmission on death or bankruptcy**

A person becoming entitled to a share in consequence of the death or bankruptcy of a member may upon such evidence being produced as the Directors may properly require, elect either to become the Holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

44 **Rights before registration**

A person becoming entitled to a share by reason of the death or bankruptcy of a member shall (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) have the rights to which he would be entitled if he were the Holder of the share, except that, before being registered as the Holder of the share, he shall not be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors, may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within ninety days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.



45 **Increase of capital**

(a) The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

(b) Subject to the provisions of the Acts, the new shares shall be issued to such persons, upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and, if no direction be given, as the Directors shall determine and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of the assets of the Company and with a special, or without any, right of voting.

(c) Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

46 **Consolidation, sub-division and cancellation of capital**

The Company may from time to time by ordinary resolution:-

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) subject to the provisions of the Acts, subdivide its existing shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association, so however that in the sub-division the proportion between the amount paid and the amount, if any , unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one

or more of the shares may have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares); or

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

47 **Fractions on consolidation**

Subject to the provisions of these Articles, whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the Directors may on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

48. **Reduction of capital**

The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law.

PART X - PURCHASE OF OWN SHARES

49. **Purchase of own shares**

Subject to the provisions of the Acts, the Company may purchase all or any of its own shares of any class, including any redeemable shares, at any price (whether at par or above or below par) provided always that where at the time at which the Company in general meeting authorises any such purchase the Company has in issue any class or classes of share convertible into Ordinary Shares, no such purchase shall be permitted

without the prior consent in writing of the Holders of three-fourths in nominal value of the issued shares, or the prior sanction of a special resolution passed at a separate general meeting of the Holders, of each such class of convertible shares. The Company shall not exercise any authority granted under Section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such Section shall have been granted by a special resolution of the Company. The Company shall not be required to select the shares to be purchased rateably or in any other particular manner as between the Holders of shares of the same class or as between the Holders of shares of different classes. Subject as aforesaid, the Company may cancel any shares so purchased or may hold them as treasury shares and reissue any such treasury shares as shares of any class or classes or cancel them. Notwithstanding anything to the contrary contained in these Articles, the rights attached to any class of shares shall be deemed not to be varied by anything done by the Company pursuant to this Article.



PART XI - GENERAL MEETINGS

50. **Annual general meetings**

The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. Not more than fifteen months shall elapse between the date of one annual general meeting and that of the next.

51. **Extraordinary general meetings**



All general meetings other that annual general meetings shall be called extraordinary general meetings.

52. **Convening general meetings**

The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default may be convened by such requisitionists, and in such manner as may be provided by the Acts. If at any time there are not within the State sufficient Directors capable of acting to form a quorum, any Director or any two members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

53. **Class meetings**

All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class of shares in the capital of the Company, except that:-

(a the necessary quorum shall be one or more persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such Holders, one Holder present in person or by proxy, whatever the amount of his holding, shall be deemed to constitute a meeting; and

(b any Holder of shares of the class present in person or by proxy may demand a poll; and

(c each Holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

54. **Notice of general meetings**

(a Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one Clear Days' notice and all other extraordinary general meetings shall be called by at least fourteen Clear Days' notice.

(b Any notice convening a general meeting shall specify the date, the time and the place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire by rotation or otherwise at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company of the intention to propose

them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and Auditors.

(c The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

(d Where, by any provision contained in the Acts, extended notice is required of a resolution, the resolution shall not be effective unless (except where the Directors of the Company have resolved to submit it) notice of the intention to move it has been given to the Company not less than twenty-eight days (or such shorter period as the Acts permit) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Acts.

PART XII - PROCEEDINGS AT GENERAL MEETINGS

55. **Quorum for general meetings**

(a No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Except as provided in relation to an adjourned meeting, three persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporate member, shall be a quorum.

(b If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such time and place as the Directors may determine. If at the adjourned meeting such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened otherwise than by resolution of the Directors, shall be dissolved, but if the meeting shall have

been convened by resolution of the Directors, two persons entitled to be counted in a quorum present at the meeting shall be a quorum.

56. **Special Business**

All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and Auditors, the election of Directors in the place of those retiring (whether by rotation or otherwise), the fixing of the remuneration of the Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

57. **Chairman of general meetings**

(a The chairman of the board of Directors or, in his absence, the deputy chairman (if any) or, in his absence, some other Director nominated by the Directors shall preside as chairman at every general meeting of the Company. If at any general meeting none of such persons shall be present within fifteen minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman.

(b If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of the members personally present to be chairman of the meeting.

58. **Directors' and Auditors' right to attend general meetings**

A Director shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company. The Auditors shall be entitled to attend any general meeting and to be heard on any part of the business of the meeting which concerns them as the Auditors.

59. **Adjournment of general meetings**

The chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time or sine die and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for fourteen days or more or sine die, at least seven Clear Days' notice shall be given specifying the date, the time and the place of the meeting and the general nature of the business to be transacted. Save as aforesaid it shall not be necessary to give any notice of an adjourned meeting.



60. **Determination of resolutions**

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is duly demanded. Unless a poll is so demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

61. **Entitlement to demand poll**

Subject to the provisions of the Acts, a poll may be demanded:-

(a by the chairman of the meeting;

(b by at least three members present (in person or by proxy) having the right to vote at the meeting;

(c by any member or members present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d by a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

62. **Taking of a poll**

(a Save as provided in paragraph (b) of this Article, a poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

(b A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (not being more than thirty days after the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(c No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

63. **Votes of members**

Votes may be given either personally or by proxy. Subject to the provisions of Articles 8 and 67 and to any rights or restrictions for the time being attached to any class or

classes of shares, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member present in person or by proxy shall have one vote for every share carrying voting rights of which he is the Holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

64. **Chairman's casting vote**

Where there is an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

65. **Voting by joint Holders**

Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders, and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

66. **Voting by incapacitated Holders**

A member in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

67. **Default in payment of calls**

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the

Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all moneys then payable by him in respect of that share have been paid.

68. **Time for objection to voting**

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered and every vote not disallowed at such meeting shall be valid. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

69. **Appointment of proxy**

(a Every member entitled to attend and vote at a general meeting may appoint a proxy to attend, speak and vote on his behalf. The instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor. The signature on such instrument need not be witnessed. A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company.

(b The Directors may, if they think fit, at any time and from time to time permit the appointment and revocation of proxies to be made or transmitted by telex or facsimile upon and subject to such terms and conditions as the Directors shall determine, and the provisions of paragraph (a) of this Article and of Articles 71 to 73 shall be deemed not to apply to any appointment or revocation of a proxy made or transmitted in accordance with any such permission to the extent that those provisions are inconsistent with that permission.

70. **Bodies corporate acting by representatives at meetings**

Any body corporate which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company.

71. **Deposit of proxy instruments**

The instrument appointing a proxy and any authority under which it is executed or a copy, certified notarially or in some other way approved by the Directors, shall be deposited at the Office or at such other place or places (if any) as the Directors may resolve, or (at the option of the member) as may be specified for that purpose in or by way of note to the notice convening the meeting not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid. Provided that:-

(a in the case of a meeting which is adjourned to, or a poll which is to be taken on, a date which is less than seven days after the date of the meeting which was adjourned or at which the poll was demanded, it shall be sufficient if the instrument of proxy and any such authority and certification thereof as aforesaid is lodged with the Secretary at the commencement of the adjourned meeting or the taking of the poll; and

(b an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require to be delivered again for the purposes of any subsequent meeting to which it relates.

72. **Effect of proxy instruments**

Deposit of an instrument of proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. The instrument appointing a proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates and shall be deemed to confer authority to demand or join in demanding a poll.

73. **Effect of revocation of proxy or of authorisation**

(a A vote given or poll demanded in accordance with the terms of an instrument of proxy or a resolution authorising a representative to act on behalf of a body

corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed or of the resolution authorising the representative to act or the transfer of the share in respect of which the instrument of proxy or the authorisation of the representative to act was given, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office, or at such other place or one of such other places as are referred to in Article 71, at least one hour before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used or at which the representative acts.

(b The Directors may send, at the expense of the Company, by post or otherwise, to the members instruments of proxy (with or without arrangements for their return prepaid) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy, but the accidental omission to issue such invitations to, or the non-receipt of such invitations by, any member shall not invalidate the proceedings at any such meeting.

PART XIII - DIRECTORS

74. **Number of Directors**

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two nor more than twenty-two.

The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in their body, provided that if the number of the Directors is reduced below the prescribed minimum the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment. If

there be no Director or Directors able or willing to act then any two shareholders may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to the provisions of the Acts and these Articles) only until the conclusion of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting and he shall not retire by rotation at such meeting or be taken into account in determining the Directors who are to retire by rotation at such meeting.

75. **No share qualification**

A Director shall not require a share qualification.

76. **Ordinary remuneration of Directors**

The ordinary remuneration of the Directors shall be determined from time to time by an ordinary resolution of the Company and shall be divisible (unless such resolution shall provide otherwise) among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office.

77. **Special remuneration of Directors**

Any Director who holds any executive office (including for this purpose the office of chairman or deputy chairman) or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

78. **Expenses of Directors**

The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

79. **Alternate Directors**

(a Any Director may appoint by writing under his hand any person (including another Director) to be his alternate provided always that no such appointment of a person other than a Director as an alternate shall be operative unless and until such appointment shall have been approved by resolution of the Directors.

(b An alternate Director shall be entitled, subject to his giving to the Company an address within the State or the United Kingdom, to receive notices of all meetings of the Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not personally present and generally in the absence of his appointor to exercise all the powers, rights, duties and authorities of his appointor as a Director (other than the right to appoint an alternate hereunder).

(c Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him. The remuneration of any such alternate Director shall be payable out of the remuneration paid to the Director appointing him and shall consist of such portion of the last mentioned remuneration as shall be agreed between the alternate and the Director appointing him.

(d A Director may revoke at any time the appointment of any alternate appointed by him. If a Director shall die or cease to hold the office of Director the appointment of his alternate shall thereupon cease and determine but if a Director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his re-appointment. An alternate Director shall thereupon cease to be an alternate Director if he ceases to be a Director

(otherwise than by retirement at a general meeting at which he is re-appointed) or, as the case may be, if he ceases to be approved by the Directors as a person suitable for appointment as an alternate Director or if any other event occurs which, if he were a Director, would cause him to vacate such office.

(e Any appointment or revocation by a Director under this Article shall be effected by notice in writing given under his hand to the Secretary or deposited at the Office or in any other manner approved by the Directors.

PART XIV - POWERS OF DIRECTORS

80. **Directors' powers**

Subject to the provisions of the Acts, the memorandum of association of the Company and these Articles and to any directions by the members given by ordinary resolution, not being inconsistent with these Articles or with the Acts, the business of the Company shall be managed by the Directors who may do all such acts and things and exercise all the powers of the Company as are not by the Acts or by these Articles required to be done or exercised by the Company in general meeting. No alteration of the memorandum of association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

81. **Power to delegate**

Without prejudice to the generality of the last preceding Article, the Directors may delegate any of their powers to any managing Director or any Director holding any other executive office and to any committee (which may be designated as the sub-board, or in such other manner as the Board may think fit) consisting of one or more Directors together with such other persons (if any) as may be appointed to such committee by the Directors provided that a majority of the members of each committee appointed by the Directors shall at all times consist of Directors and that no resolution of any such

committee shall be effective unless a majority of the members of the committee present at the meeting at which it was passed are Directors. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of these Articles regulating the proceedings of Directors so far as they are capable of applying save that the quorum for the transaction of business of any such committee shall unless otherwise determined by the directors be two.

82. **Appointment of attorneys**

The Directors may from time to time and at any time by power of attorney under seal appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

83. **Borrowing powers**

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof, and, subject to Part III of the 1983 Act, to issue debentures, debenture stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

84. **Execution of negotiable instruments**

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

PART XV - APPOINTMENT AND RETIREMENT OF DIRECTORS

85. **Retirement**

(a At each annual general meeting of the Company each Director who has been in office at the conclusion of each of the three preceding annual general meetings and who has not been appointed or re-appointed at either of the two most recently held of those three meetings shall retire from office.

(b A Director who retires at an annual general meeting may be reappointed, if he is willing to act. If he is not reappointed (or deemed to be reappointed pursuant to these Articles) he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

86. **Deemed reappointment**

If the Company, at the meeting at which a Director retires pursuant to Article 85, does not fill the vacancy the retiring Director, if willing to act, shall be deemed to have been re-appointed, unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the Director is put to the meeting and lost.

87. **Eligibility for appointment**

(a No person other than a Director retiring pursuant to Article 85 shall be appointed a Director at any general meeting unless he is recommended by the Directors or, not less than seven nor more than forty-two days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment stating the particulars which would, if he were so appointed, be required to be included in the Company's register of Directors together with notice executed by that person of his willingness to be appointed.

(b No director shall be required to retire on account of age.

88. **Appointment of additional Directors**

(a Subject as aforesaid, the Company by ordinary resolution may appoint a person to be a Director either to fill a vacancy or as an additional Director.

(b The Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with these Articles as the maximum number of Directors. Save as provided below, a Director so appointed shall hold office only until the next following annual general meeting. If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof.

PART XVI - DISQUALIFICATION AND REMOVAL OF DIRECTORS

89. **Disqualification of Directors**

The office of a Director shall be vacated ipso facto if:-

(a he ceases to be a Director by virtue of any provision of the Acts or he becomes prohibited or disqualified by law from being a Director;

(b the Court makes a declaration in respect of him under Section 150 of the 1990 Act;

(c he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(d in the opinion of a majority of his co-Directors, he becomes incapable by reason of mental disorder of discharging his duties as a Director;

(e (not being a Director holding for a fixed term an executive office in his capacity as a Director)he resigns his office by notice to the Company;

(f he is convicted of an indictable offence, unless the Directors otherwise determine;

(g having been a member of the Board of the Society at the time of this appointment or election as a Director of the Company he ceases to be a member of the Board of the Society for any reason;

(h he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period, and the Directors pass a resolution that by reason of such absence he has vacated office;

(i he is required in writing by all of his co-Directors to resign; or

(j he is removed from office by ordinary resolution in the manner provided by Article 90.

90. **Removal of Directors**

The Company may by ordinary resolution, of which extended notice has been given in accordance with the provisions of the Acts, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead. The person appointed shall be subject to retirement at the same time as if he had become a Director on the date on which the Director in whose place he is appointed was last appointed a Director. Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any appointment terminating with that of Director.

PART XVII - DIRECTORS' OFFICES AND INTERESTS

91. **Executive offices**

(a The Directors may from time to time appoint one or more of their body to the office of managing director or joint managing director or to any other executive office under the Company (including, where considered appropriate, the office of Chairman) on such terms and for such period as they may determine and may, without prejudice to the terms of any contract entered into in any particular case, revoke any such appointment at any time.

(b A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

(c The appointment of any Director to the office of chairman or managing or joint managing Director shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(d The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(e A Director may hold any other office or place of profit under the Company (except that of Auditor to the Company or any subsidiary thereof) in conjunction with his office of Director, and may act in a professional capacity to the Company, on such terms as to remuneration and otherwise as the Directors shall arrange.

92. **Directors' interests**

(a) Subject to the provisions of the Acts, and provided that he has disclosed to the Directors the nature and extent of any material interest which he has, a Director notwithstanding his office:-

(i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

(ii) may be or become a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company thereof is otherwise interested; and

(iii) shall not be accountable, by reason of his office, to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(b Subject to the provisions of the Acts, no Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the other company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. The nature of a Director's interest must be declared by him at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of the Directors held after he became so interested, and in a case where the

Director becomes interested in a contract or arrangement after it is made at the first meeting of the Directors held after he becomes so interested.

(c A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

(d For the purposes of this Article:-

(i) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

93. **Restriction of Directors' voting**

(a Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or of a committee appointed under Article 81 on any resolution concerning a matter in which he has an interest which (together with any interest of a person who is connected to the Director, within the meaning of Section 26 of the 1990 Act and of which the Director is aware) is a material interest or a duty which conflicts or may conflict with the interests of the Company. A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

(b A Director shall be entitled (in the absence of some other material interest than is indicated below) to vote (and be counted in the quorum) in respect of any resolutions concerning any of the following matters, namely:-

(i) the giving of any security, guarantee or indemnity to him in respect of money lent by him to the Company or any of its subsidiary companies or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiary companies;

(ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary companies for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription, purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he does not hold an interest in shares representing 1% or more of the issued shares of any class of such company or of the voting rights available to members of such company (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances). For the purpose of this paragraph (iv) "interest" shall have the meaning given to it by Chapter 2 of Part IV of the 1990 Act;

(v) any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme or similar scheme or an employees share scheme under which he may benefit and which has

been approved by or is subject to and conditional upon approval for taxation purposes by the appropriate Revenue authorities or does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or

(vi) the granting of any such indemnity, or the discharge of the cost of any such insurance cover, as is referred to in Article 135.

(c Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under sub-paragraph (b) (iv) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(d If a question arises at a meeting of Directors or of a committee appointed under Article 81 as to the materiality of a Director's interest or as to the right of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question may be referred, before the conclusion of the meeting, to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive.

(e For the purposes of this Article, an interest of his appointor shall be treated as an interest of the alternate Director.

(f The Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

94. **Entitlement to grant pensions**

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the

Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary or associated company of the Company or a predecessor in business of the Company or of any such subsidiary or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

PART XVIII - PROCEEDINGS OF DIRECTORS

95. Convening and regulation of Directors' meetings

(a Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director or his alternate may waive notice of any meeting and any such waiver may be retrospective.

(b Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose. If the Directors so resolve, it shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director who, being a resident of the State, is for the time being absent from the State.

96. **Quorum for Directors' meetings**

(a The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be four Directors. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum but notwithstanding that such person may act as alternate Director for more than one Director he shall not count as more than one for the purposes of determining whether a quorum is present. Any Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

(b) The continuing Directors or a sole Director may act notwithstanding any vacancies in their number but if the number of Directors is less than the number fixed as the quorum, they may act only for the purpose of filling vacancies or of calling a general meeting.

97. **Voting at Directors' meetings**

(a) Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall have a second or casting vote.

(b) Subject as hereinafter provided, each Director present and voting shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him in respect of such meeting to vote for such other Director in his absence. Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and must be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed or facsimile signature of the Director giving such authority. The authority must be delivered to the Secretary for filing prior to or must be produced at the first meeting at which a vote is to be cast pursuant thereto provided that no Director

shall be entitled to any vote at a meeting on behalf of another Director pursuant to this paragraph if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this paragraph.

98. **Telecommunication meetings**

All or any of the Directors or alternate Directors or other members of a committee appointed under Article 81 may participate in a meeting of the Directors or that committee by means of conference telephone or other telecommunications equipment by means of which all persons participating in the meeting can hear each other speak. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly.

99. **Chairman and Deputy Chairman of the Board of Directors**

Subject to any appointment to the office of Chairman made pursuant to these Articles, the Directors may elect a chairman and one or more deputy or vice chairman of their meetings and determine the period for which he and they are to hold office, but if no such chairman or deputy or vice chairman are elected or if at any meeting the chairman or a deputy or vice chairman is unwilling to act or is not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be chairman of the meeting.

100. **Validity of acts of Directors and committees**

All acts done by any meeting of the Directors or of any committee appointed under Article 81 or by any person acting as a Director or as a member of any such committee shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or any member of such committee or person acting as aforesaid, or that they or any of them were disqualified from holding office or had vacated office, be as valid as if such defect had not occurred.

101. **Directors' resolutions or other documents in writing**

(a) A resolution or other document in writing signed by all the Directors entitled to receive notice of a meeting of Directors shall be as valid as if it had been passed at a meeting of Directors duly convened and held and may consist of several

documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents. A resolution or other document signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

(b) A resolution in writing signed by all the members of a committee appointed under Article 81 entitled to receive notice of a meeting of such committee shall be as valid as if it had been passed at a meeting of such committee duly convened and held and may consist of several documents in the like form each signed by one or more such members, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the committee shall otherwise determine either generally or in any specific case) by facsimile transmission or some other similar means of transmitting the contents of documents.

PART XIX - THE SECRETARY

102. **Appointment of Secretary**

Subject to the provisions of the Acts, the Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them. Anything required or authorised by the Acts or these Articles to be done by or to the Secretary may be done, if the office is vacant or there is for any other reason no Secretary capable of acting, by or to any assistant or acting Secretary or, if there is no assistant or acting secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors: Provided that any provision of the Acts or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

PART XX - THE SEAL

103. **Use of Seal**

The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a committee appointed under Article 81.

104. **Seal for use abroad**

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

105. **Signature of sealed instruments**

Every instrument to which the Seal shall be affixed shall be signed by a Director and shall also be signed by the Secretary or by a second Director or by any employee of the Company being an employee authorised generally or specifically for this purpose by the Directors or by any committee appointed under Article 81 save that as regards any certificates for shares or debentures or other securities of the Company the Directors may determine by resolution either generally or in any particular case (and subject to such restrictions as the Directors may determine) that any of such signatures as aforesaid need not be autographed but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any person provided that the method is used only for certificates which have first been approved for sealing by the Secretary, Registrar, Auditors or Bankers of the Company in writing.

PART XXI - DIVIDENDS AND RESERVES

106. **Declaration of dividends**

Subject to the provisions of the Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

107. **Interim and fixed dividends**

Subject to the provisions of the Acts, the Directors may declare and pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may declare and pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any shares or under any agreement to which the Company is a party, or otherwise) relating to the application, or the priority of application, of the Company's profits available for distribution or to the declaration or as the case may be the payment of dividends by the Company. Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided that the Directors act in good faith they shall not incur any liability to the Holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

108. **Payment of dividends**

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. For the purposes of this Article, no amount paid on a share in advance of calls shall be treated as paid on a share.

109. **Deduction from dividends**

The Directors may deduct from any dividend or other moneys payable to any member in respect of a share any moneys immediately payable by him to the Company in respect of that share.

110. **Specification of relevant reserves or period**

When paying any interim dividend the Directors may and when declaring any dividend a general meeting likewise may specify (i) (whether by reference to the period during which or the time at which such reserves arose or otherwise) the reserves out of which such dividend is paid or payable and/or (ii) the period for or in respect of which such dividend is paid or payable.

111. **Retention of dividends pending registration**

The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares herein contained entitled to become a member, or which any person under those provisions is entitled to transfer, until such person shall become a member in respect thereof or shall duly transfer the same.

112. **Dividends in specie**

A general meeting declaring a dividend may upon the recommendation of the Directors, direct that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof in order to adjust the rights of all the parties and may determine that cash payments shall be made to any members upon the footing of the value so fixed and may vest any such specific assets in trustees upon trust for the persons entitled to the dividend as the Directors think expedient, and generally may make such arrangements for the allotment, acceptance and sale of such specific assets or fractional certificates, or any part thereof, and otherwise as they may think fit.

113. **Payment of dividends by post**

Any dividend or other moneys payable in respect of any share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the Register or to such person and to such address as the Holder or Joint Holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any joint Holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than Irish pounds, electronic funds transfer, direct debit and bank transfer) which the Directors consider appropriate and any member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company's account in respect of the relevant amount shall be evidence of good discharge of the Company's obligations in respect of any payment made by any such methods.

114. **Dividends not to bear interest**

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

115. **Payment to Holders on a particular date**

Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same may be payable to the persons registered as the Holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se of transferors and transferees of any such shares in respect of such dividend. The provisions of this Article shall apply, mutatis mutandis, to capitalisations to be effected in pursuance of these Articles.

116. **Unclaimed dividends**

Any dividend, interest or other sum payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

117. **Reserves**

Before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to reserve may be applied from time to time in the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

118. **Shares in lieu of cash dividends**

The Directors may from time to time at their discretion, subject to the approval of the members by ordinary resolution passed at any general meeting of the Company (and provided that an adequate number of unissued Ordinary Shares are available for the purpose), offer to Holders of Ordinary Shares the right to elect to receive an allotment of additional Ordinary Shares credited as fully paid in lieu of cash in respect of all or part of any dividend or dividends as are specified by such resolution or such part of such dividend or dividends as the Directors may determine. In any such case the following provisions shall apply:-

(a) Any such resolution may specify a particular dividend or dividends or may specify all or any dividends falling to be declared or paid during a specified period being a period expiring not later than the commencement of the fifth annual general meeting next following the date of the meeting at which the resolution is passed;

(b) the basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient in the Directors' absolute discretion, but subject always to the provisions of Section 27 of the 1983 Act, the value (calculated by reference to the average quotation) of the additional Ordinary Shares (excluding any fractional entitlement) to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the "average quotation" of an Ordinary Share shall be the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in respect of Ordinary Shares shall be appropriate for each of the first five business days on which Ordinary Shares are quoted "ex" the relevant dividend and as determined from the information published in the Irish Stock Exchange Daily Official List reporting the business done on each of these five business days:-

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide price for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, of if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the average quotation. If the means of providing the foregoing information as to dealings and prices by reference to which the average quotation is to be determined is altered or is replaced by some other means, then the average quotation shall be determined

on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent;

(c) the Directors shall give notice in writing to Holders of Ordinary Shares of the right of election offered to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective. The Directors may also issue forms under which Holders may elect in advance to receive new Ordinary Shares instead of dividends in respect of future dividends not yet declared (and, therefore, in respect of which the basis of allotment shall not yet have been determined);

(d) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which the right of election as aforesaid has been duly exercised (the "Subject Ordinary Shares") and in lieu thereof additional Ordinary Shares (but not any fraction of a share) shall be allotted to the Holders of the Subject Ordinary Shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the Company's reserves (including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the Holders of the Subject Ordinary Shares on such basis. A resolution of the Directors capitalising any part of the reserves or profits hereinbefore mentioned shall have the same effect as if such capitalisation had been approved by a resolution passed at a general meeting of the Company;

(e) the additional Ordinary Shares so allotted shall rank pari passu in all respects with the fully-paid Ordinary Shares then in issue save only as regards participation in the relevant dividend or share election in lieu;

(f) the Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation with full power to the Directors to make such provisions as they think fit where shares would otherwise have been distributable in fractions (including making provisions whereby, in whole or in part, fractional entitlements are disregarded and the benefit of fractional entitlements accrues to the Company rather than to the Holders concerned). The Directors may authorise any person to enter on behalf of all the Holders interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned;

(g) the Directors may on any occasion determine that rights of election shall not be offered to any Holders of Ordinary Shares who are citizens or residents of any territory where the making or publication of an offer of rights of election or any exercise of rights of election or any purported acceptance of the same would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination;

(h) the Directors may undertake and do such acts and things as they consider necessary or expedient for the purpose of giving effect to the provisions of this Article;

(i) notwithstanding the provisions of this Article, the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances, that the dividend shall be payable wholly in cash and if they so determine then all elections made shall be disregarded.

PART XXII - ACCOUNTS

119. Accounts

(a) The Directors shall cause accounting records to be kept in accordance with the Acts;

(b) The books of account shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors and the Auditors.

(c) In accordance with the provisions of the Acts, the Directors shall from time to time cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

(d) A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors' report and Auditors' report shall be sent, not less than twenty-one Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Acts to receive them. Provided that this Article shall not require a copy of such documents to be sent to more than one of joint Holders, or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of such documents has not been sent shall be entitled to receive a copy free of charge on application at the office. The required number of copies of these documents shall be forwarded at the same time to the appropriate section of The Stock Exchange.

(e) Auditors shall be appointed and their duties regulated in accordance with the Acts.

PART XXIII - CAPITALISATION OF PROFITS OR RESERVES

120. **Capitalisation of distributable profits and reserves**

Without prejudice to any powers conferred on the Directors by these Articles, the Company in general meeting may resolve, upon the recommendation of the Directors, that any sum for the time being standing to the credit of any of the Company's reserves

(including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account be capitalised and applied on behalf of the members who would have been entitled to receive that sum if it had been distributed by way of dividend and in the same proportions either in or towards paying up amounts for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to the sum capitalised (such shares or debentures to be allotted and distributed credited as fully paid up to and amongst such Holders in the proportions aforesaid) or partly in one way and partly in another, so, however, that the only purposes for which sums standing to the credit of the capital redemption reserve fund or the share premium account shall be applied shall be those permitted by the Acts.

121. **Capitalisation of non-distributable profits and reserves**

Without prejudice to any powers conferred on the Directors as aforesaid, the Company in general meeting may resolve, on the recommendation of the Directors, that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those members of the Company who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions) and the Directors shall give effect to such resolution.

122. **Implementation of capitalisation issues**

Whenever such a resolution is passed in pursuance of either of the two immediately preceding Articles the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company or to and for the benefit of the members otherwise entitled to such fractions

in due proportions) and to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be binding on all such members.

PART XXIV - NOTICES

123. **Notices in writing**

Any notice to be given, served or delivered pursuant to these Articles shall be in writing.

124. **Service of notices**

(a) A notice or document (including share certificate) to be given, served or delivered in pursuance of these articles may be given to, served on or delivered to any member of the Company:

(i) by handing same to him or his authorised agent;

(ii) by leaving the same at his registered address; or

(iii) by sending the same by the post in a pre-paid cover addressed to him at his registered address.

(b) Where a notice or document is given, served or delivered pursuant to sub paragraph (a) (i) or (ii) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

(c) Where a notice or document is given, served or delivered pursuant to sub-paragraph (a) (iii) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four hours

after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(d) Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, examinership, liquidation or disability of such member.

(e) Without prejudice to the provisions of sub-paragraphs (a) (i) and (ii) of this Article, if at any time by reason of the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same day in at least one leading national daily newspaper published in the State (and one national daily newspaper published in the United Kingdom) and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the said advertisement or advertisements shall appear. In any such case the Company shall send confirmatory copies of the notice through the post to those members whose registered addresses are outside the State (if or to the extent that in the opinion of the Directors it is practical so to do) or are in areas of the state unaffected by such suspension or curtailment of postal services and if at least ninety-six hours prior to the time appointed for the holding of the meeting the posting of notices to members in the State, or any part thereof which was previously affected, has become practical in the opinion of the Directors, the Directors shall send forthwith confirmatory copies of the notice by post to such members. The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

(f) Notwithstanding anything contained in this Article the Company shall not be obliged to take account of or make any investigations as to the existence of any

suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State.

125. **Service on joint Holders**

A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

126. **Service on transfer or transmission of shares**

(a) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register in respect of the Share, has been duly given to a person from whom he derives his title provided that the provisions of this paragraph shall not apply to any notice served under Article 8 unless, under the provisions of Article 8(b), it is a notice which continues to have effect notwithstanding the registration of a transfer of the shares to which it relates.

(b) Without prejudice to the provisions of these Articles allowing a meeting to be convened by newspaper advertisement a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

127. **Signature to notices**

The signature to any notice to be given by the Company may be written or printed.

128. **Deemed receipt of notices**

A member present, either in person or by proxy, at any meeting of the Company or the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXV - WINDING UP

129. Distribution on winding up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. Provided that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

130. Distribution in specie

If the Company is wound up, the liquidator, with the sanction of a special resolution of the Company and any other sanction required by the Acts, may divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXVI - MISCELLANEOUS

131. Minutes of meetings

The Directors shall cause minutes to be made of the following matters, namely -

(a) of all appointments of officers and committees made by the Directors and of their salary or remuneration,

(b) of the names of Directors present at every meeting of the Directors and of the names of any Directors and of all other members thereof present at every meeting of any committee appointed by the Directors, and

(c) of all resolutions and proceedings of all meetings of the Company and of the Holders of any class of shares in the Company and of the Directors and of committees appointed by the Directors.

Any such minute as aforesaid, if purporting to be signed by the Chairman of the meeting at which the proceedings were had, or by the Chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matter stated in such minute without any further proof.

132. **Inspection and secrecy**

The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting. No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the members of the Company to communicate to the public.

133. **Destruction of records**

The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof, all notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates and dividend mandates which have been cancelled or ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation. It shall be presumed conclusively in favour of the Company that every entry in the Register

purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that -

(a) the provision aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

134. **Untraced shareholders**

(a) The Company shall be entitled to sell at the best price reasonably obtainable any share of a Holder or any share to which a person is entitled by transmission if and provided that -

(i) for a period of twelve years no cheque or warrant sent by the company through the post in a pre-paid letter addressed to the Holder or to the person entitled by transmission to the share at his address on the Register or other the last known address given by the Holder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Holder or the person entitled by transmission (provided that during such twelve year period at least three dividends shall have become payable in respect of such share);

(ii) at the expiration of the said period of twelve years by advertisement in a national daily newspaper published in the State (and a national daily newspaper published in the United Kingdom) and in a newspaper circulating in the area in which the address referred to in sub-paragraph (a) (i) of this Article is located the Company has given notice of its intention to sell such share;

(iii) during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale the Company has not received any communication from the Holder or person entitled by transmission; and

(iv) the Company has first given notice in writing to the appropriate section of The Stock Exchange of its intention to sell such shares.

(b) To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

(c) The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Moneys carried to such separate account may be either employed in the business of the company or invested in such investments as the Directors may think fit, from time to time.

135. **Indemnity**

(a) The Company shall indemnify its Directors, officers, employees and any person who serves at the request of the Company as a director, officer, employee of another company, partnership, joint venture, trust or other enterprise as follows:-

(i) Every person who is or has been a Director, officer, or employee of the Company and every person who serves at the Company's request as director, officer or employee of another company, partnership, joint venture, trust or other enterprise shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any debt, claim, action, demand, suit, proceeding, judgment, decree, liability or obligation of any kind in which he becomes involved as a party or obligation by virtue of his being or having been a Director, officer or employee of the Company or a director, officer or employee of another company, partnership, joint venture, trust or other enterprise at the request of the Company and against amounts paid or incurred by him in the settlement thereof except where any of the foregoing is attributable to any negligence or wilful default on his part;

(ii) The words "claim," "suit", or "proceedings" shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative, legislative, investigative or other, including appeals) and shall include, without limitation, legal fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities;

(iii) The rights of indemnification herein provided may be insured against by policies maintained by the Company, shall be severable, shall not affect any other rights to which any Director, officer, employee or agent may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Director, officer, employee or agent and shall ensure to the benefit of the heirs, executors and administrators of such a person;

(iv) The Company may make advances of expenses incurred in the defence of any claim, action, suit or proceedings against any person whom the Company is obliged to indemnify pursuant to paragraph (a) of this Article.

(b) For the avoidance of doubt no Director shall be liable for the acts or omissions of any other Director.

Document No. 4
2004

TRADING EXPECTED TO BE IN LINE WITH EXPE

GLANBIA PLC AGM

Addressing shareholders at the AGM of Glanbia plc today, Group Managing Director, John Moloney, said the Group expects trading to be in line with market expectations for the full year.

Chairman, Tom Corcoran said significant progress has been made with a major strategic re-organisation now complete. He said the Board expects to make further progress in the current year.

"I am confident that developments commenced in 2003, together with planned initiatives in 2004, will deliver satisfactory earnings growth in 2005 and beyond", said Mr Corcoran.

ENDS

18 May 2004

Enquiries to: Geraldine Kearney, Group Director of Corporate Communications
Tel: 00 353 (0) 56 777 2357
Mobile: 00 353 (0) 87 231 9430

Glanbia plc

Resolutions passed at Annual General Meeting

Copies of all resolutions passed at the Annual General Meeting of the Company held on 18th May 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone (0) 20 7676 1000

ENDS.

Glanbia plc

Notice of 2004 Annual General Meeting

Notice is hereby given that the Sixteenth Annual General Meeting of Glanbia plc will be held at the Newpark Hotel, Kilkenny, on Tuesday, 18 May 2004 at 11.00 o'clock in the morning for the following purposes:

1 To receive and consider the financial statements for the year ended 3 January 2004 and the reports of the Directors and auditors thereon (Resolution 1).

2 To declare a final dividend of 2.94 cent per share on the ordinary shares for the year ended 3 January 2004 (Resolution 2).

3 To re-appoint the following Directors who retire in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Mr JE Callaghan	(Resolution 3(a))
Mr TP Heffernan	(Resolution 3(b))
Mr CL Hill	(Resolution 3(c))
Mr JJ Moloney	(Resolution 3(d))
Mr WG Murphy	(Resolution 3(e))
Mr M Parsons	(Resolution 3(f))

4 To authorise the Directors to fix the remuneration of the auditors for the 2004 financial year (Resolution 4).

As special business to consider and, if thought fit, pass the following resolutions:

5 As a special resolution (Resolution 5):

"That the articles of association of the Company be and are hereby amended as follows:

By deleting the following words from article 74:

'Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two nor more than the following:

(i) thirty six, at any time before the PTL Conversion Date;

(ii) thirty eight, at any time on or after the PTL Conversion Date and up to but not including the date which is forty-five days after the date of the annual general meeting to be held in 2000; and

(iii) twenty, at any time on or after the date which is forty-five days after the date of the annual general meeting to be held in 2000.'

and replacing them with the following words:

'Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two nor more than twenty-two.'

By deleting the following words from article 1(b):

"The PTL Conversion Date" The PTL Conversion Date as defined in the Rules of the Society;"

6 As a special resolution (Resolution 6):

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 at the Annual General Meeting of the Company held on 22 May 2002 as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €809,148.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the


glanbia

Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

7 As a special resolution (Resolution 7):

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange plc is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange plc, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for

that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

8 As a special resolution (Resolution 8):

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next Annual General Meeting of the Company is held in the year 2005 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

By order of the Board

Siobhán Talbot
Group Secretary

Registered Office:
Glanbia House
Kilkenny
2 March 2004

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. For this purpose an instrument of proxy is enclosed. A proxy need not be a member of the Company.

2. To be effective, the form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority) should be returned by hand or by post to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to the facsimile number printed on the form of proxy to arrive not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

4. Completing and returning a form of proxy will not preclude a member from attending and voting at the meeting should he so wish.

5. The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996, specifies that only those shareholders registered in the register of members of the Company as at 11.00am on 16 May 2004 (or in the case of an adjournment as at 48 hours before the time appointed for the holding of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.


glanbia

Glanbia plc, Glanbia House, Kilkenny, Ireland
Telephone +353 56 7772200, Fax +353 56 7772222
www.glanbia.com

APPLICATION FOR ADMISSION OF SECURITIES
(Shares & Debt Securities

This form of application for admission of securities to the Official List should be suitably ad
public limited company. It must be lodged duly completed at least TWO BUSINESS DAY
application for admission to listing.

To: Listing Applications
Irish Stock Exchange ("the Exchange") , 2004

Details of securities to be listed

("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the Exchange subject to the listing rules of the Exchange.

Share capital

Authorised	Denomination	Issued and paid up (inclusive of present issue)
€18,360,000	**Authorised:** 306,000,000 ordinary shares of €0.06	
	Issued: 292,644,184 ordinary shares of €0.06	€17,558,651.04
€18,360,000		€17,558,651.04

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities

Nominal value	Redemption date	Coupon
£ N/A		

Amount and description of securities for which application is now being made(include distinctive numbers)

30,000 Ordinary Shares of €0.06 fully paid

Type of issue for which application is being made – **Exercise of Share Options**

Are the securities for which application is now made:

(a) identical * in all respects? YES | ~~NO~~

If no, how do they differ and when will they become identical?

(b) identical * in all respects with an existing class of security?

YES	NO

If no, how do they differ and when will they become identical?

(c) the subject of an application for listing in another member state of the European Community either within the previous six months, now or in the near future.

YES	NO

If yes, state when and on what stock exchange(s) :

LONDON STOCK EXCHANGE

NOTE: * Identical means in this context:

(a) the securities are of the same nominal value with the same amount called up or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Details of documents of title

Please give details of renounceable document (where applicable):

(a) Type of document
(which must comply with the relevant provisions of chapter 13 of the listing rules):

(b) Proposed date of issue:

(c) Last day for splitting:
(i) Nil paid:

(ii) Partly paid:

(iii) Fully paid:

(d) Last day for renunciation:

Definitive certificate:

Definitive certificates (in respect of the class of security/securities for which listing is sought) have already been issued for _________________ shares [insert number of shares] and/or £____________ nominal of ____________ [insert designation of debt securities] and will be ready on____for___shares [insert number of shares] and/or £__________ nominal of ________________[insert designation of debt securities].

Declaration

We acknowledge our obligations under the listing rules and the legal implications of listing. Accordingly we declare that:

(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the Exchange in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the Exchange so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the Listing Rules in due course.

SIGNED BY ______________________________

Mary McLoughlin Assistant Group Secretary

For and on behalf of

GLANBIA plc

Name of issuer

To be completed in all cases

Application to be heard on: **2004**

Dealings expected to commence on: **2004**

Name(s) of contact(s) at sponsor regarding the application: **Fergal Meegan**

Telephone number: **614 8817**

NOTE: * ***delete as appropriate***



APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority ______________2004

Details of securities to be listed

GLANBIA plc [insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
€18,360,000	in	**Authorised:** **306,000,000 ordinary shares of €0.06**	
		Issued: **292,644,184 ordinary shares Of €0.06**	**€17,558,651.04**
€18,360,000			**€17,558,651.04**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
£ N/A		

Please specify where the issuer is listed and the nature of the listing
Primary
Secondary

Please specify on which RIEs the issuer has applied to have its securities traded
Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
30,000 ordinary shares of €0.06 fully paid

Type of issue for which application is being made
Exercise of Share Options

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed
Mary McLoughlin, Assistant Group Secretary for and on behalf of the issuer **GLANBIA plc**

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	

Name(s) of contact(s) at issuer regarding the Application	Mary McLoughlin
Telephone number:	**00 353 56 7772238**

APPLICATION FOR ADMISSION OF SECURITIES TO TRAI

If the transaction is a new equity issue, all fields must be completed. This form is ... ***business days prior*** *to the consideration of the application for admission to trad...* 2004
with an asterisk will be published in the New Issues List section on the Exchange
assistance with regard to these fields please contact the Corporate Advisers Tea...

For all other transactions, this form is to arrive no later than ***2 business days pri...*** *application for admission to trading and the fields marked with an asterisk do not need to be completed. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to* *issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on* ***+44 (0)20 7797 3545.***

To: London Stock Exchange

1. Full name of issuer: GLANBIA plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

Or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Exercise of Share Options

4.* Expected size of offer (£m):

5.* Expected market cap. post issue (£m):

6. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

30,000 ORDINARY SHARES OF €0.06 EACH FULLY PAID

7. Are the securities for which application is now made identical in all respects**

a. with each other? YES

b. with an existing class of security? YES

If you answered *NO* to either question how do the securities differ and when will they become identical? **

N/A

BROCHURE OF PARTICULARS

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 30,000 Ordinary Shares of Nominal Value of €0.06 each in the capital of Glanbia plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the London Stock Exchange for these shares to be admitted to trading. Such admission is expected to become effective and dealings to commence in these shares on 4TH June 2004. The shares were issued pursuant to the exercise of share options.

Extract from the minutes of a meeting of the Board of Directors of Glanbia plc held at Glanbia House, Kilkenny on Friday, 7 May 2004.

1988 Share Option Scheme – Allotment of Shares:

Ms. S. Talbot noted to the meeting that on 14 April 2004 Mr. Sean Ahern notified the Company of his wish to exercise options over 30,000 ordinary shares, which were granted to him on 29 April 1994 in accordance with the rules of the Avonmore Foods plc 1988 Share Option Scheme ("the Scheme"). She noted that the remuneration committee of the Company had, at a meeting of 02 March 2004, unanimously agreed that the performance conditions for the exercise of options issued under the Scheme had been satisfied and the options were therefore exercisable, in accordance with Rule 7 of the Scheme.

It was unanimously resolved:

1. To approve the allotment of 30,000 ordinary shares of €0.06 each to Mr. Sean Ahern, subject to the receipt of the option price of IR£1.55 (€1.97) per share in accordance with the rules of the Scheme;
2. That on receipt of the Option price and the issue of the 30,000 ordinary shares, the Group Secretary would make application to the Irish Stock Exchange Limited and the London Stock Exchange plc for the admission of the shares to the official lists of the Irish Stock Exchange and the London Stock Exchange; and
3. To authorise the Group Secretary to make the return of allotment and forward the statement of capital duty to the Companies Registration Office.

Certified to be a true copy.

[signature]

Siobhán Talbot
Group Secretary

Registered Office:
Glanbia House, Kilkenny, Ireland.
Registered in Ireland.
Number 129933

Notice of change of directors or secretaries or in their particulars

stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number

129933

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

Glanbia plc

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Gives notice of the following change(s) *note one*

That Frank Quigley resigned as Director

Date change(s) take(s) effect Day 10 Month June Year 2004

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three* Forename *note three*

Former surname *note five* Former forename *note five*

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Business Occupation *note four* Date of Birth *note four*

Day Month Year

Home address *note three* Nationality *note four*

Note four
Applicable to directors only



Other directorships *note six* Registered at *note seven* Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Date

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature] Date 24 June 2004

Name *Block letters please*

SIOBHÁN TALBOT

Presenter's Name

Glanbia plc

Address

Group Secretariat Department,

Glanbia House, Kilkenny

Telephone 056-7772200 Reference JJR

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 1990

Company Number
1 2 9 9 3 3

B10

S. 195 of the Companies Act 1963, as amended by S. 51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Company name
GLANBIA plc

Limited

gives notice of the following change(s)
JOHN G. FITZGERALD appointed as Director

Date change(s) take(s) effect — Day 10 Month 06 Year 04

Particulars of new director (including shadow director)/ secretary

Surname FITZGERALD — Forename JOHN G.

Former surname — — Former forename —

Business Occupation FARMER — Date of Birth Day 10 Month JUNE Year 2004 :

Home address — Nationality IRISH

ROSS, KILMEADEN, Co. WATERFORD

Other directorships — Registered at — Company number

I hereby consent to act as director / secretary of the aforementioned company

Signature [signature] — Date 10.06.04.

I hereby certify that the particulars contained in this form are correct

Signature [signature: Talbot] — ☐ Director ☑ Company Secretary

Date 17/6/04

Name

Presenter's Name — Address

Telephone Number

REC. No. 1514005

SUB. No. 3837401

Reference

DATE 24/6/04

P50314/1 Spl. 20m 8/97 Fodhla 971506

John Gerard Fitzgerald

Person Details

B10 Continuation Sheet
Other Directorships Note SIX

Company Name: Glanbia plc
Company Number: 129933

Past Appointments Held

Name		Position	Appointed	Resigned
Glanbia plc (129933) Ireland		Director	11/09/1997	30/05/2000
Glanbia Co-operative Society Limited (4928 R) Ireland		Director	04/09/1997	30/05/2000
Glanbia Services Society Limited (4602 R) Ireland		Director	07/02/1995	30/05/2000
Waterford Co-operative Dairy and Trading Society Limited - dissolved 29 May 1998 (4476 R) Ireland		Director		29/05/1998
Waterford Co-operative Society Limited - dissolved 4 September 1997 (3996 R) Ireland		Director	22/08/1995	04/09/1997
Waterford Foods plc (105940) Ireland		Director	07/02/1995	11/09/1997

Name of company: GLANBIA plc

AVS Security number:

Date of release: 10th June 2004

ANNOUNCEMENT

Glanbia plc wishes to advise that, pursuant to Sections 67 – 79 of the Companies Act, 1990, that Bank of Ireland Asset Management Limited notified the Company by letter dated 8th June 2004 and received on 10th June 2004 (copy attached).

For further information, please contact:

The Group Secretary
Glanbia plc
Glanbia House
Kilkenny

10th June 2004

ENDS

June 8, 2004

B ık of Ireland Asset Management Limited
4 Mespil Road
D ılin 4
T 01 637 8000
F 01 637 8100
w w.biam.ie

Siobhan Talbot,
Group Corporate Affairs Director,
Glanbia Plc.
Glanbia House,
Kilkenny

Notification of Transactions in Shares of Public Limited Companies

Dear Sir/Madam,

I refer to Chapter 2 of Part IV of the Companies Act 1990 which requi :s disclosure, by a person who acquires an interest in 5% or more of the issued Share Capital of public limited company, to that company of the holding. Subsequent transactions which change he percentage holding by a whole number must also be notified.

In this regard I am to notify you of the following holding(s):

No. of Shares Held	% of Issued S iare Capital after transa ion
14,657,390	5%

Of these shares 14,270,3050 units are registered in the name of B nk of Ireland Nominees Limited, 72,021 units are registered in the name of Nortrust Nor inees, 129,783 units are registered in the name of Royal Bank of Scotland International and 185 281 units are registered in the name of Citibank Nominees Ltd. as registered owners only, on b ıalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

Yours sincerely,

Richard Lynch
Compliance Advisor

 

Name of Company: Glanbia plc

AVS Security Number:

Date of Release: 10 June 2004.

Contact: Siobhan Talbot
Glanbia plc

Telephone : 056-7772200

Glanbia plc

Glanbia plc announces the following board changes with effect from 10 June 2004:

- the retirement of Mr. Frank Quigley as a non-executive director of the Company.
- the appointment of Mr. John G. Fitzgerald as a non-executive director of the Company. Mr. Fitzgerald previously served as a non-executive director of the Company from September 1997 to May 2000 and is also a director of Glanbia Co-operative Society Limited. Aged 48, he farms at Ross, Kilmeaden, Co. Waterford.

  Mr. Fitzgerald has notified the Company that he has no details to be disclosed as required under Paragraph 16.4, Chapter 16 of the Listing Rules.

For further information, please contact:

Siobhan Talbot,
Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056-7772200

10 June 2004.

ENDS.

Name of Company: Glanbia plc

Date of Release: 14 July 2004.

Glanbia plc

Glanbia plc announces that, with effect from 1 August 2004, the role of Kevin Toland, Group Development Director, will be expanded to include operational responsibility for the Group's Nutritional businesses in Ireland and the United States. In fulfilling this expanded role, Kevin will spend significant periods of time located in the United States.

For further information, please contact:

Siobhan Talbot,

Group Secretary,

Glanbia plc,

Glanbia House,

Kilkenny.

Telephone : +353 (0) 56-7772200

14 July 2004.

ENDS.

END

ISE 44
Released 14 July 2004
9.23 Am

Company name Glanbia PLC

Headline Re: Holding in Company

Share Prices & Indices

- ISEQ® Index Data
- Equity Market Data
- Bond Market Data
- Summary Market Turnover
- **Company Announcements**
- Corporate Actions
- Dividend Data
- FAQ's
- Contact Details
- Terms of Use
- Glossary of Terms

Glanbia plc

20 July 2004

Re: Holding in Company

A letter from Bank of Ireland Securities Services Limited dated 20 July 2004 to the Irish Stock Exchange, received by the Irish Stock Exchange on the 20 July 2004.

In Compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 19-Jul-2004, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold %Crossed
Glanbia Ord EUR0.06	292,644,184	29,321,047	10%	10%

Risk & Compliance Unit

Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange.

END


Back

Company name Glanbia PLC

Headline Re: Holding in Company

Share Prices & Indices
- ISEQ® Index Data
- Equity Market Data
- Bond Market Data
- Summary Market Turnover
- **Company Announcements**
- Corporate Actions
- Dividend Data
- FAQ's
- Contact Details
- Terms of Use
- Glossary of Terms

Glanbia plc

21 July 2004

Re: Holding in Company

A letter from Bank of Ireland Securities Services Limited dated 21 July 2004 to the Irish Stock Exchange, received by the Irish Stock Exchange on the 21 July 2004.

In Compliance with Section 91 of the Companies Act 1990, we hereby notify you that, as at 20-Jul-2004, holdings on behalf of clients in our nominee name (Bank of Ireland Nominees Limited), in the following listed companies on the Irish Stock Exchange, have crossed the specified thresholds as laid out below.

Stock Name	Issued Share Capital	Current Holding	Current % Holding	Threshold %Crossed
Glanbia Ord EUR0.06	292,644,184	29,017,047	9%	10%

Risk & Compliance Unit

Bank of Ireland Securities Services

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange.

END



Printer friendly version

Notice of change of directors or secretaries or in their particulars

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number

129933

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

Glanbia plc

Gives notice of the following change(s) *note one*

That Kevin Edward Patrick Toland changed home address to 9 The Weir View, Castlecomer Road, Kilkenny

Date change(s) take(s) effect Day 23 Month July Year 2004

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should [illegible] made. If a new director or [illegible]retary has been appointed complete the next section.

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three* Forename *note three*

Former surname *note five* Former forename *note five*

Business Occupation *note four* Date of Birth *note four*

Day Month Year

Home address *note three* Nationality *note four*

Other directorships *note six* Registered at *note seven* Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Date

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
[illegible]plicable to directors only

I hereby certify that the particulars contained in this form are correct

☑ Director ☐ Company Secretary

Signature [signature] Date 30 July 2004

Name *Block letters please*

KEVIN TOLAND

Presenter's Name Glanbia plc

Address Group Secretariat Department, Glanbia House, Kilkenny

Telephone 056-7772200 Reference JJR

Glanbia plc: Notification of Interests of Director – Mr John G. Fitzgerald

Nature of Transaction:	Appointment as Director on 10 June 2004
Description of shares:	Ordinary €0.06
Date of Disclosure:	10 June 2004
Nature of Interest:	Beneficial

Shares:

Number of shares : 24,171 shares

For further information, please contact :-

Siobhan Talbot,
Glanbia plc,
Glanbia House,
Kilkenny.
Telephone : +353 (0)56/7772200

9 August 2004

Glanbia plc : Notice of Results

The Company wishes to advise that the Interim Report for the half-year ended 3 July 2004 will be issued to the Company Announcements Office on the morning of Wednesday, 1 September 2004.

11 August 2004.

ENDS.

Enquiries to:

Geraldine Kearney
Group Director of Communications

Tel.: +353 (0) 56 7772357 or +353 (0) 87 2319430



Press Release

Corporate Communications Department
Glanbia House
Kilkenny
Ireland

Telephone + 353 56 7772200
Facsimile + 353 56 7750834
www.glanbia.com

2004 Interim Results
1 September 2004

GLANBIA COMPLETES REORGANISATION.

GROUP WELL POSITIONED TO DELIVER SOLID EARNINGS GROWTH.

Glanbia plc, an international Consumer Foods, Dairy Food Ingredients and Nutritionals Group, announces its interim results for the first half of 2004.

Commenting today John Moloney, Group Managing Director, said:

"As outlined in March this year, 2004 is a year of transition for Glanbia as the reorganised and refocused Group moves into a development and growth phase.

The Group performed broadly in line with expectations in the first half and the results reflect a strong performance from the Food Ingredients division, offset by difficult trading conditions in the Fresh Pork business unit of the Consumer Foods division. Good progress was also made on sales volumes, prices and new product launches in the developing Nutritionals business.

Going forward the Group is well positioned to deliver solid earnings growth. We have an ongoing programme of investing for the future, combined with strong market positions and leading brands in core operations."

	Half year ended 3 July 2004	Half year ended 5 July 2003	Full year ended 3 January 2004
Group Turnover	€974.0m	€1,050.8 m	€2,041.1 m
Operating profit*	€40.3 m	€45.7 m	€92.8 m
Operating margins*	4.1%	4.4%	4.5%
Profit before Tax (pre exceptionals)	€35.7m	€37.6m	€77.1 m
Profit before Tax	€35.7m	€10.7m	(€14.9m)
Earnings per share	8.62c	(0.16c)	(12.01c)
Adjusted EPS**	8.65c	9.14c	19.26c
Dividend	2.16c	2.06c	5.00c

**pre exceptional items and including share of joint ventures & associates*
***pre exceptional items and amortisation of goodwill*

RESULTS

The first half performance is broadly on track in the context of a challenging year in 2004. The Group's turnover declined 7.3% to €974.0 million (H1 2003: €1,050.8 million) mainly as a result of the planned restructuring of the Group's UK operations within the Consumer Foods division. Sales (adjusted for all disposed businesses) increased by 9.2%, a combination of volumes and pricing and a strong performance by the Food Ingredients division.

Operating profit, pre exceptionals and including share of joint ventures and associates, declined by 11.8% to €40.3 million (H1 2003: €45.7 million). The operating margin, pre exceptionals and including share of joint ventures and associates, was 4.1% (H1 2003: 4.4%). Both measures reflect the impact of the difficulties in the Irish pigmeat sector on the first half results.

Profit before tax increased substantially to €35.7 million (H1 2003: €10.7 million) as there were no exceptionals in the first half of 2004 compared with €26.9 million exceptional charges in the first half of 2003.

Adjusted earnings per share amounted to 8.65c (H1 2003: 9.14c), while the interim dividend increased by 5% to 2.16c per share (H1 2003: 2.06c).

Net debt increased by €19.8 million to €173.6 million, compared with €153.8 million at the 2003 year end. This reflects the traditional seasonality in the underlying businesses and a somewhat higher level of capital expenditure, offset by the proceeds of the part disposal of Glanbia Foods Ltd (the UK Cheddar cheese operations) and good working capital management. However, net debt decreased by €77.2 million when compared with €250.8 million at the half year 2003.

The interest charge declined substantially to €4.5 million (H1 2003: €8.2 million) due to lower financing costs as a result of lower interest rates and the lower level of net debt. Interest cover improved to 8.9 times for the first half 2004 compared with 5.6 times for the first half last year (FY 2003: 5.9 times).

DIVIDENDS

The Board has decided to pay an interim dividend of 2.16c per share, compared with a 2.06c per share interim dividend in 2003. This represents an increase of 5%. Dividends will be paid on Wednesday, 6 October 2004 to shareholders on the register as at Friday, 10 September 2004, the record date. Irish dividend withholding tax will be deducted at the standard rate where appropriate.

GROUP REORGANISATION

The final phase of the planned restructuring of the Group's UK businesses was completed in the first half of 2004, with the part sale of Glanbia Foods Ltd and the related Glanbia Milk operations in the UK, and the creation of a joint venture cheese company with Milk Link Ltd. This follows the exit from consumer meat activities in the UK in 2002 and fresh meat activities in 2003. This has reorganised Glanbia into cohesive business units structured around developing the Group's strategic focus on Consumer Foods, Dairy Food Ingredients and Nutritionals.

DEVELOPMENT INITIATIVES

The Group's development strategy is centred on high growth areas in Consumer Foods, Dairy Food Ingredients and the Nutritionals market. The expansion of these areas of operation will be achieved through a programme of acquisitions, strategic joint ventures and ongoing investment for organic growth and operational efficiency. Continued progress was made in investing for the future of the business during the first half of the year. The timing and phasing of these investments are such that the benefits will begin to accrue from next year onwards:

- The Group made a number of small acquisitions/investments in the first half including the €1.3m equity stake in Westgate Biologicals Limited and the €1.3m joint venture agreement with Nash's Mineral Waters.
- The US$27 million programme of ongoing investment at the Idaho facilities including the commissioning of two new plant extensions in the first half and the further expansion of a protein isolates plant scheduled for operation in December this year.
- The innovation centre to be based in Kilkenny and opening later this year, which will further enhance the Group's strong competitive advantage in the Nutritionals market segment.
- The 50:50 joint venture with PZ Cussons plc to build a new US$20 million facility in Nigeria is progressing well and is due for commissioning early 2005. This investment will pave the way for a new route to market for the Irish food ingredients business.
- Construction of the new US$190 million cheese and whey products production facility in New Mexico, through the Southwest Cheese LLC joint venture, is on target for completion in late 2005 and once fully commissioned the new facility will be one of the largest and most efficient plants of its kind in the world. Annually this facility will process over 2.4 billion pounds of milk, producing in excess of 110,000 tonnes of cheese and 7,500 tonnes of high value-added whey proteins.

OPERATIONS REVIEW

AGRI BUSINESS

In Ireland the Agribusiness division is the key linkage between Glanbia and its raw materials supply base and its principal activities are feed milling/marketing, fertilizers, milk assembly, grain trading and farm input sales. Overall the division had a satisfactory performance in the first half of the year. While turnover was down 4.1% to €143.8 million (H1 2003: €149.9 million), operating profits were broadly similar at €9.2 million reflecting increased operational efficiencies in the business and the benefits of ongoing rationalisation.

CONSUMER FOODS

The Consumer Foods division had a challenging first half as a result of the current difficulties in the pigmeat sector. Overall turnover declined to €316.6 million (H1 2003: €472.7 million) and operating profits declined to €10.7 million (H1 2003: €22.7 million). Post the restructuring of the Group's UK operations this division now includes the Irish consumer foods business (liquid milk and chilled foods), Irish based fresh pork processing operations and UK cheese joint ventures. Turnover from continuing operations amounted to €223.0 million in the first half, while operating profits from continuing operations was €10.2 million. Discontinued operations relate to the Glanbia Foods business, which was sold in April this year as part of the creation of the Group's joint venture with Milk Link Ltd.

Better cost efficiencies together with a focused innovation agenda and a reorganised Consumer Foods division underpins the inherent strength and opportunity of this business. Glanbia is the leading supplier of branded and value-added liquid milk products, fresh dairy products, cheeses, soups and spreads in Ireland, a leading fresh pork and bacon processor for Irish and International markets and the No. 1 pizza cheese supplier in Europe.

Liquid Milk and Chilled Foods

In the first half of 2004 the liquid milk and chilled foods businesses performed satisfactorily in an environment that is increasingly competitive as a result of new entrants, increased levels of milk imports from Northern Ireland and aggressive competition in food retailing.

However, this was offset by the strength of the Glanbia brand portfolio – including Yoplait, Avonmore, Premier, Snowcream and Kilmeaden – and the ongoing development and extension of the product range to meet consumer needs for taste, nutrition, variety and convenience. An example of this is the introduction of new fresh flavoured milks in the first half of 2004. These products are intended to position milk as a tasty and nutritious drink option and are aimed primarily at encouraging children as milk drinkers. Since introduction sales have exceeded expectations. Also during the first half a 50:50 joint venture agreement was concluded with Nash's Mineral Waters for a cash consideration of €1.3 million. Nash's is a premium brand in the Irish bottled water market and this investment will facilitate the development of the Group's value added beverage business.

With a common set of customers and distribution channels the Group has unified the organisation structure of the liquid milk and chilled food businesses, which, along with other planned initiatives in sales and distribution and customer service, will strengthen the Group's position across all customer groups and distribution channels.

Fresh Pork

Glanbia is the largest pig processor in Ireland selling fresh pork and bacon to retailers and food processors in Ireland, Europe, the US and Asia. The business had a difficult first half in 2004, with a substantial decline in profitability. The pigmeat industry overall is cyclical and this has been compounded in recent years by overcapacity and inefficiencies in production. While 2004 is expected to be the low point of the ongoing cycle there are positive signs going forward. The Group has made recent investments at its Roscrea and Edenderry facilities that will provide considerable benefits in terms of scale and efficiency. Additionally industry consolidation is creating further opportunity for better capacity utilisation and operating efficiencies.

UK Cheese Joint Ventures

Following the restructuring of the Group's UK operations in recent years the Group has two joint venture cheese operations, servicing the UK domestic and European markets.

Glanbia Cheese is a joint venture with Leprino Foods, the largest pizza cheese manufacturer in the world. It is Europe's leading producer of premium mozzarella cheese, serving quick service restaurants and chilled and frozen pizza manufacturers. In the first half volumes remained particularly robust with growth in overall market share, against the backdrop of the implementation of Mid Term Review (MTR) in EU dairy markets. In the medium term this business is a solid platform for development, with its unique technology, premium product and a strong set of customers, which offers good opportunity for scale in a growth market.

In April 2004 the Group completed a joint venture agreement that included the sale of Glanbia Foods Ltd to a new company - Cheese Company Holdings Ltd. This is 75% owned by Milk Link Ltd and 25% by Glanbia and is the second largest cheese processor in the UK, producing cheddar, Stilton and British territorial cheeses. This business is a route to market for cheese produced by the Group in Ireland.

FOOD INGREDIENTS

The Food Ingredients division performed strongly in the first half of 2004 driven by a strong US cheese market compared with the first half of 2003 and good operational efficiencies in the Irish food ingredients businesses. This division comprises the US and Irish dairy ingredients operations, as well as the Group's developing Nutritionals business. Overall sales grew 19.9% to €513.5 million (H1 2003: €428.1 million) and operating profits increased 49.4% to €20.4 million (H1 2003: €13.6 million). Operating margins grew from 3.2% to 4.0% in the period.

USA

The Group's US cheese business had a strong performance in the first half buoyed by solid volume growth and improved market pricing for cheese. The Group is the largest producer of barrel cheese in the US and is one of the top producers of American type cheddar cheese, supplying the food service, food processing and retail sectors.

As part of an ongoing programme of investment in this business an increase in capacity at the Idaho facilities for cheese and whey products was completed in the first half. Commissioning of these plant extensions has been successful and the new capacity came on stream in June 2004. The benefits of this will begin to accrue in accelerated organic growth in this business in the second half of the year. In December 2004 a further phase of investment will add new plant for manufacturing protein isolates, which is a core product in the Nutritionals business.

Ireland

The Irish food ingredients business delivered a good performance in the first half of the year with solid demand in the sector. The division also benefited from increased operational efficiency as a result of an ongoing programme of investment and rationalisation, which is in preparation for the shifting market dynamics and lower prices in dairy products heralded by the MTR of the EU Common Agricultural Policy (CAP).

On 1 July 2004 the latest round of CAP reform in the milk production sector began. This saw institutional price cuts in a move away from producer subsidies to direct payments (which will begin in October 2004). This will necessitate a rebalancing between product prices and raw material prices over time.

Glanbia has already undertaken a number of initiatives to offset the impact of these changes including better operational efficiency focused on scale and competitiveness and investing in sourcing alternative and new routes to market and new market segments. Notwithstanding the inevitable pressures from MTR and macro inflationary pressures, such as oil prices, a dynamic and competitive milk processing industry in Ireland offers good potential for efficient milk producers and processors alike and Glanbia's businesses, with leading market positions, are well positioned in this context.

Nutritionals

The principal driver for the development of the food industry is the requirement to meet the growing consumer demand for products that satisfy their need for health and wellness, as well as convenience and value. This is across a range of products for general food, sport or medical needs and the primary quotient is meeting consumers' nutritional expectation.

Glanbia's leading technologies and capability in formulating whey proteins and focusing on their efficacy for health and wellness applications is the basis for the development of the Nutritionals business. The Group is opening a new innovation centre to be located in Ireland later this year and this centre of excellence will complement existing R&D facilities in the US. This enhanced capability is aimed at developing tailored products/solutions for food manufacturers through food and beverage applications and leverages the scientific knowledge and leading technologies already within the Group. The Nutritionals division will operate on a Group-wide and global basis.

Good progress was made in the first half with a number of new product launches in the EU and the US that are part of an overall pipeline of new products in the area. In addition the business made a small strategic investment of a 28% equity stake in Westgate Biologicals Limited for a cash consideration of €1.3 million. Westgate, based in Ireland, holds patented technology based on the production and medical use of an anti-microbial substance, which is obtained from a dairy source. There is ongoing opportunity to develop the Nutritionals business through acquisition, which will enhance the Group's capability in key areas such as formulation, packaging, marketing and distribution.

OUTLOOK

Glanbia had a satisfactory first half with good performances from the Group's strategic growth platforms within Consumer Foods, Dairy Food Ingredients and Nutritionals. Based on current trading conditions the Group expects earnings per share for the full year will be in line with market expectations. Going forward Glanbia is well positioned to deliver solid earnings growth.

Ends

For further information, contact:

Glanbia plc
Geraldine Kearney, Group Director of Communications, Glanbia plc
☎ +353 56 777 2200 (office) or +353 87 231 9430 (mobile)

Hogarth Partnership
John Olsen / Tom Leatherbarrow
☎ +44 207 357 9477

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Half year ended 3 July 2004			Half year ended 5 July 2003			Year ended 3 January 2004		
		Pre Exceptional	Exceptional	Total	Pre Exceptional	Exceptional	Total	Pre Exceptional	Exceptional	Total
	Notes	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000	€'000
Turnover										
Continuing operations		919,753	-	919,753	904,736	-	904,736	1,724,790	-	1,724,790
Discontinuedoperations		93,600	-	93,600	178,587	-	178,587	384,970	-	384,970
Lessshareofturnoverofjointventure		(39,341)	-	(39,341)	(32,553)	-	(32,553)	(68,687)	-	(68,687)
Groupturnover	1	974,012	-	974,012	1,050,770	-	1,050,770	2,041,073	-	2,041,073
Operatingprofit										
Continuingoperations		39,740	-	39,740	46,664	(9,505)	37,159	88,472	(16,451)	72,021
Discontinuedoperations		429	-	429	(1,238)	-	(1,238)	3,397	-	3,397
Groupoperatingprofit	4(a)	40,169	-	40,169	45,426	(9,505)	35,921	91,869	(16,451)	75,418
Shareofoperatingprofitofjointventure&associates		108	-	108	301	-	301	916	-	916
Operatingprofitincludingjointventure&associates	1	40,277	-	40,277	45,727	(9,505)	36,222	92,785	(16,451)	76,334
Lossonterminationofoperations	2	-	-	-	-	(7,038)	(7,038)	-	(9,827)	(9,827)
Lossonsaleofoperations	3	-	-	-	-	(21,902)	(21,902)	-	(28,190)	(28,190)
Profitonsaleofinvestments/fixedassets	4(b)	-	-	-	-	11,595	11,595	-	11,594	11,594
Provisionforlossonsaleofoperation	5	-	-	-	-	-	-	-	(49,146)	(49,146)
Netinterest	6	(4,168)	-	(4,168)	(7,949)	-	(7,949)	(15,023)	-	(15,023)
Shareofinterestofjointventureandassociates		(360)	-	(360)	(217)	-	(217)	(627)	-	(627)
Profit/(loss)beforetaxation		35,749	-	35,749	37,561	(26,850)	10,711	77,135	(92,020)	(14,885)
Taxation		(4,795)	-	(4,795)	(5,055)	-	(5,055)	(10,272)	1,546	(8,726)
Profit/(loss)aftertaxation		30,954	-	30,954	32,506	(26,850)	5,656	66,863	(90,474)	(23,611)
Equityminorityinterest				(315)			(450)			(251)
Non-equityminorityinterest				(5,602)			(5,679)			(11,005)
Profit/(loss)fortheperiod				25,037			(473)			(34,867)
Dividends	7			(6,274)			(5,980)			(14,515)
Profitretained/(lossabsorbed)fortheperiod				18,763			(6,453)			(49,382)
Earningspershare	8			8.62c			(0.16c)			(12.01c)
Adjustedearningspershare	8			8.65c			9.14c			19.26c

CONSOLIDATED BALANCE SHEET

	Notes	3 July 2004 €'000	5 July 2003 €'000	3 January 2004 €'000
Fixed assets				
Tangible assets		**315,394**	372,308	363,641
Goodwill		**2,416**	2,681	2,466
Financial assets		**62,622**	36,510	38,454
		380,432	411,499	404,561
Current assets				
Stocks		**121,009**	208,217	202,736
Debtors	9	**360,697**	326,168	210,402
Cash and bank balances	10	**38,364**	28,799	59,775
		520,070	563,184	472,913
Current liabilities				
Creditors		**309,208**	324,549	305,530
Borrowings	10	**527**	64,750	43,221
		309,735	389,299	348,751
Net current assets		**210,335**	173,885	124,162
Total assets less current liabilities		**590,767**	585,384	528,723
Less non-current liabilities				
Creditors		**44,341**	31,306	40,890
Borrowings	10	**211,388**	214,804	170,351
Capital grants		**15,732**	17,331	16,611
		271,461	263,441	227,852
		319,306	321,943	300,871
Capital and reserves				
Called up equity share capital		**17,559**	17,551	17,551
Share premium account		**80,212**	80,005	80,005
Merger reserve		**113,148**	113,148	113,148
Revenue reserves	11	**(19,726)**	(20,838)	(34,088)
Capital reserves		**2,825**	2,825	2,825
Equity shareholders' funds		**194,018**	192,691	179,441
Equity minority interests		**5,986**	5,970	5,671
Non-equity minority interests	12	**119,302**	123,282	115,759
		319,306	321,943	300,871

SUMMARISEDCASHFLOWSTATEMENT

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Netcashinflowfromoperatingactivities			
Operatingprofitbeforeexceptionalitems	**40,169**	45,426	91,869
Reorganisationcosts	**(432)**	(194)	(338)
Profitondisposaloffixedassets	**(57)**	(18)	(415)
Depreciationandamortisation	**17,196**	22,326	36,979
Changesinworkingcapital	**(88,843)**	(118,201)	(33,588)
	(31,967)	(50,661)	94,507
Returnsoninvestmentsandservicingoffinance	**(11,397)**	(15,258)	(28,306)
Taxation	**(1,100)**	(3,174)	(9,816)
Purchaseoffixedassets(netofdisposals/grants)	**(24,006)**	(17,442)	(39,107)
Purchaseofinvestments	**(24,336)**	-	(2,410)
Fireinsuranceproceeds(netofredundancyandothercosts)	**-**	7,628	7,332
Terminationofoperations	**-**	-	(1,851)
Disposalofsubsidiaryundertakings	**90,642**	-	795
Minorityinterestacquired	**-**	(100)	(100)
Sharecapitalissued	**215**	-	-
Equitydividendspaid	**(8,535)**	(8,100)	(14,080)
Changeinnetdebtresultingfromcashflows	**(10,484)**	(87,107)	6,964
Translationdifference	**(9,270)**	12,660	15,547
Movementinnetdebtintheperiod	**(19,754)**	(74,447)	22,511
Netdebtatbeginningofperiod	**(153,797)**	(176,308)	(176,308)
Netdebtatendofperiod	**(173,551)**	(250,755)	(153,797)

NOTESTOTHEFINANCIALSTATEMENT

1.SEGMENTALANALYSIS

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Turnoverbybusinessclass			
Agribusiness	**143,828**	149,970	234,452
ConsumerFoods	**316,642**	472,661	900,411
FoodIngredients	**513,542**	428,139	906,210
	974,012	1,050,770	2,041,073

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Operatingprofitbybusinessclass			
Agribusiness	**9,236**	9,350	14,247
ConsumerFoods	**10,666**	22,743	44,773
FoodIngredients	**20,375**	13,634	33,765
	40,277	45,727	92,785

TheturnoverandoperatingprofitsarisingfromdiscontinuedoperationsrelatestothesalebytheGroupofa75%interestinitsUKhardcheesebusiness(*GlanbiaFoodsLtd)whichwasannouncedon23February2004andcompletedon7thApril2004,andwhichformedpartofConsumerFoods.*

2.LOSSONTERMINATIONOFOPERATIONS

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Lossarisingonterminationofoperations	-	(5,757)	(8,578)
Goodwillwrittenoffontermination	-	(1,281)	(1,249)
	-	(7,038)	(9,827)

ThelossonterminationinThe2003arosefromtheclosureoftheGroup'sUKfreshmeatsoperationsatDronganandGainsborough.

3.LOSSONSALEOFOPERATIONS

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Lossondisposalofasset	-	(10,731)	(16,920)
Goodwillwrite-backtoprofitandlossaccountonsale	-	(11,171)	(11,171)
Goodwillwrittenoffonsale	-	-	(99)
	-	(21,902)	(28,190)

Thelossonsalein2003arosemainlyfromtheGroup'ssaleofitsUKfreshmeatsoperationatWestBrom.In2003theGroupalsosoldapigfarmandrecognisedanadditionallossrepresentingincreasedpensionobligationstoformeremployeesoftheUKDairiesoperationwhichwasdisposedofinapriorperiod.

4.EXCEPTIONALITEMS

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
(a)RedundancycostarisingfromfireatRooskyplant	-	(9,505)	(9,505)
RestructuringcostsassociatedwithEU Commission'sMidTermReviewofCommon AgriculturalPolicy	-	-	(6,946)
	-	(9,505)	(16,451)
(b)ProfitondisposalofRooskyplant	-	11,595	11,594

TheprofitondisposalofRooskyplantarisesfromtheexcessofinsuranceproceedsreceivedoverthenetbookvalueofassetsdestroyedbyfireatthepigmeatprocessingplantinRoosky,Irelandon8May2002.

ThedirectorstookthedecisionnottoreinstatetheprocessingplantatRooskybutrathertorestorethelostcapacityatitstworemainingpigprocessingplants,withtheresultthataredundancycostof€9,505kwasincurredin2003.

5.PROVISIONFORLOSSONSALEOFOPERATION

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Lossondisposalofasset	-	-	(18,629)
Goodwillwrite-backtoprofitandlossaccountonsale	-	-	(30,517)
	-	-	(49,146)

Theprovisionin2003arosefromthesalebytheGroupofa75%interestinitsUKhardcheesebusiness(GlanbiaFoodsLtd)whichwasannouncedon23February2004andcompletedon7April2004.

6.NETINTEREST

		Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Loansandoverdrafts:	Repayablewithinfiveyears	**(1,760)**	(4,145)	(7,362)
	Repayableafterfiveyears	**(2,241)**	-	-
Seniornotes		**(929)**	(3,868)	(7,735)
Financeleases		**(110)**	(75)	(149)
Bankinterestreceivable		**132**	139	223
Loannoteinterestreceivable		**740**	-	-
		(4,168)	(7,949)	(15,023)

7.DIVIDENDS

	Halfyearended 3July 2004	Halfyearended 5July 2003	Yearended 3January 2004
Dividendspaid/proposedpershare(cent)	**2.16**	2.06	5.00
Totaldividend(€'000)	**6,274**	5,980	14,515

8. EARNINGS PER ORDINARY SHARE

	Half year ended 3 July 2004 €'000	Half year ended 5 July 2003 €'000	Year ended 3 January 2004 €'000
Profit after taxation and minority interest	**25,037**	(473)	(34,867)
Weighted average number of ordinary shares in issue (million)	**290.477**	290.292	290.303
Earnings per share (cent)	**8.62c**	(0.16c)	(12.01c)
Adjustments:			
Goodwill amortisation	**0.03c**	0.05c	0.10c
Loss on sale of operations/investments	**-**	9.25c	31.17c
Adjusted earnings per share	**8.65c**	9.14c	19.26c

9. DEBTORS

	Half year ended 3 July 2004 €'000	Half year ended 5 July 2003 €'000	Year ended 3 January 2004 €'000
Amounts falling due within one year			
- Trade debtors	**216,366**	216,917	148,349
- Amounts due by joint venture	**385**	4,333	9,043
- Other debtors and prepayments	**86,283**	85,033	38,928
Amounts falling due after one year			
- Pension prepayments/surplus	**5,424**	19,885	14,082
- Loan note	**52,239**	-	-
	360,697	326,168	210,402

10.GROUPBORROWINGS

	Halfyearended 3July 2004 €'000	Halfyearended 5July 2003 €'000	Yearended 3January 2004 €'000
Borrowingsduewithinoneyear	**527**	64,750	43,221
Borrowingsdueafteroneyear	**211,388**	214,804	170,351
Less:			
Cashandbankbalances	**(38,364)**	(28,799)	(59,775)
Netborrowings	**173,551**	250,755	153,797

11.REVENUERESERVES

	Profit Retained €'000	**Currency Translation Reserve €'000**	**Goodwill Reserve €'000**	**Total €'000**
At3January2004	**26,244**	**(26,970)**	**(33,362)**	**(34,088)**
Profitretained	**18,763**			**18,763**
Currencytranslationdifferenceon foreigncurrencynetinvestments		**(4,074)**	**(327)**	**(4,401)**
At3July2004	**45,007**	**(31,044)**	**(33,689)**	**(19,726)**

12.NON-EQUITYMINORITYINTERESTS

Non-equityminorityinterestsinclude$100million7.99%cumulativepreferredsecuritiesissuedbyasubsidiaryin1996and€38.2million(IR£30.1million)cumulativeredeemablepreferencesharesissuedbyasubsidiaryin1993and1995,bothnetofunamortisedissuecosts.

13.OTHER

Thefiguresforthehalf-yearsended3July2004and5July2003areunaudited.Thefiguresforthefullyearended3January2004representanabbreviatedversionoftheGroup's financialstatementsfortheyear,whichreceivedanunqualifiedauditreport.

Fax : (+353 1) 667 6045
Email: Announcements@ise.ie

THE IRISH STOCK EXCHANGE,
28 ANGLESEA STREET,
DUBLIN 2.

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on you Company's Securities mentioned below, I shall be obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest possible moment,*** my objective being to make the Securities Ex on the proper date.

The Particulars requested are additional to any announcement re date of Board Meeting, Dividends, Profit figures etc.

The Secretary

Glanbia plc
Glanbia House
Kilkenny

Yours faithfully,
JAMES FERGUSON
Operations Manager.

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

TITLE OF SECURITY	Ordinary €0.06		
Date of Board Meeting at which Dividend was recommended/~~declared.~~	31 August 2004		Excluding Supplementary Distribution (if any) / Supplementary Distribution (if any)
For ~~Quarter/Half Year~~/Year to	1 January 2005		
Rate per cent actual (Please state net or gross)	36.000000 % Gross		
Amount payable in Cash per Share (Please state net or gross). €c	2.16c Gross		
If amount payable is not in Euro, state currency	N/A		
Rate of TAX deducted/credited Cent per share (to 6 decimal places) If subject to dividend withholding tax, please state.	Subject to Dividend Withholding Tax		NIL
If the above security has the facility to convert, please state 1) the conversion period(s) for the year	N/A		
2) whether converting shareholders retain the dividend/interest due on the above security	N/A		
If Dividend is the final for year state the total amount for year	N/A		
Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest	3pm 10 September 2004		
TRANSFER BOOKS CLOSED (if Crest security do not complete this section)	From N/A To inclusive	From To inclusive	From To inclusive
Date of Dividend Payment or Interest due (with number of coupon were applicable)	6 October 2004		
Date of Annual General Meeting (where Applicable).	N/A		

Date: 1 September 2004

[signature] Secretary
Siobhán Talbot

Companies Regi File No. 82 - 4734

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No 2) Act 1999
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

Document No. 23
2004

Companies Acts, 1963 to 2003

B1

Tick box if bond is attached ☐
note sixteen

Company Number 1 2 9 9 3 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*	Glanbia plc
Return made up to *note one*	Day 20 Month 09 Year 2004

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for next year? ***note two*** Yes ☐ No ☐

Financial Year *note three* — **From** Day 05 Month 01 Year 2003 **To** Day 03 Month 01 Year 2004

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return. ☐

Registered Office *note four*: Glanbia House, Kilkenny

Other Addresses *note five*

Address	Register(s)/documents held at this address
Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18	Register of Members

Secretary *note six*

Surname: Talbot	Former Surname *note seven*: None
Forename *note six*: Hannah Josephine (known as Siobhan)	Former Forename *note seven*: None

Residential Address *note six*: Owning, Piltown, Co Kilkenny

Donations for Political Purposes *note eight*

Name of person or political party to whom donation was made	Value of donation € / _
None	Nil

Presenter Details

Person to whom queries can be addressed

Name	Glanbia plc	
Address	Group Secretariat Department, Glanbia House, Kilkenny	
DX Number		DX Exchange
Telephone Number	056-7772200	Fax Number
Email	jroche@glanbia.ie	Reference Number

Authorised Share Capital

note nine

Total

€ / _ 18,360,000.000000 made up as follows:

Class	Number of Shares	Nominal Value Per Share € / _
Ordinary	306,000,000	0.06

Issued Share Capital *(insert nominal values)*

Total € / _ 17,558,651.040000 made up as follows:

Paid up on shares issued for cash	€ / _ 10,533,069.060000	
Considered paid on other shares	€ / _ 7,025,581.980000	
Total calls unpaid	€ / _ 0.000000	(E)
Total not yet called	€ / _ 0.000000	(F)

The sum of these figures must equal the total issued share capital.

Shares Issued

Total standing to credit of Capital Conversion Reserve Fund *note ten* € / _ 1,019,969.000000

Consideration - all cash

Class	Number of Shares	Total Nominal Value €/__	Total Premium Paid € / _	Total Amount Paid € / _
Ordinary	175,551,151	10,533,069.060000	83,328,924.000000	93,861,993.060000
Totals (A)	175,551,151		(C)	93,861,993.060000

Consideration - not all cash

Class	Number of Shares	Total Nominal Value €/__	Total Premium Considered Paid € / _	Total Amount Considered Paid € / _
Ordinary	117,093,033	7,025,581.980000	356,292,768.000000	363,318,349.980000
Totals (B)	117,093,033		(D)	363,318,349.980000

Totals

Total number of shares issued (A) + (B): 292,644,184

Total paid and unpaid and considered paid (C) + (D) + (E) + (F): € / _ 457,180,343.040000

This total must agree with the total number of shares held by existing members as stated in the **List of Past and Present Members** section of the return.

Other Share / Debenture Details

note eleven

None

BLUEPRINT 2000

List of Past and Present Members

Persons holding shares on the date to which the annual return has been made up for 20 04 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

X Tick box if the list of past and present members is submitted on CD.

notes six and thirteen	Name and Address	Share Class	Numbers Held *note fourteen*	Number Transferred and Date *note fifteen*	Particulars of Transferee *note fifteen*
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					

Total number held

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

note six	Surname: Callaghan	Former Surname note seven: None
note six	Forename: John Edward	Former Forename note seven: None
Date of Birth	Day 06 Month 08 Year 1942	Irish Resident note sixteen: X; Alternate Director note seventeen:
Residential Address note six	Park House, Killiney Heath, Killiney, Co Dublin	
Business Occupation	Chartered Accountant	Nationality: Irish
Other Directorships	Company note eighteen: See continuation sheet	Place on Incorporation note nineteen: ; Company Number:

note six	Surname: Corbally	Former Surname note seven: None
note six	Forename: Henry Vincent	Former Forename note seven: None
Date of Birth	Day 11 Month 07 Year 1954	Irish Resident note sixteen: X; Alternate Director note seventeen:
Residential Address note six	Keenaghan, Kilmainhamwood, Kells, Co Meath	
Business Occupation	Farmer	Nationality: Irish
Other Directorships	Company note eighteen: See continuation sheet	Place of Incorporation note nineteen: ; Company Number:

note six	Surname: Corcoran	Former Surname note seven: None
note six	Forename: Thomas Patrick	Former Forename note seven: None
Date of Birth	Day 08 Month 08 Year 1939	Irish Resident note sixteen: X; Alternate Director note seventeen:
Residential Address note six	Bohadoon, Dungarvan, Co Waterford	
Business Occupation	Farmer	Nationality: Irish
Other Directorships	Company note eighteen: See continuation sheet	Place of Incorporation note nineteen: ; Company Number:

Continued on next page


BLUEPRINT
2000

note six	Fitzgerald	None
	Forename	Former Forename *note seven*
note six	John Gerard	None

Date of Birth: Day 07 Month 05 Year 1955 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Ross, Kilmeaden, Co Waterford

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place on Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Fitzpatrick	None
	Forename	Former Forename *note seven*
note six	Edward Patrick	None

Date of Birth: Day 05 Month 03 Year 1948 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Knockmoylan, Mullinavat, Co Kilkenny

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Gilsenan	None
	Forename	Former Forename *note seven*
note six	James Anthony	None

Date of Birth: Day 14 Month 06 Year 1959 — Irish Resident *note sixteen* [X] — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Drogheda Road, Collon, Co Louth

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

Continued on next page


BLUEPRINT
2000

note six	Heffernan	None
	Forename	Former Forename *note seven*
note six	Thomas Patrick	None

Date of Birth: Day 07 Month 08 Year 1955 — Irish Resident *note sixteen* X — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Kearney Bay, Glenmore, Co Kilkenny

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place on Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Herlihy	None
	Forename	Former Forename *note seven*
note six	Liam	None

Date of Birth: Day 23 Month 11 Year 1951 — Irish Resident *note sixteen* X — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Headborough, Knockanore, Tallow, Co Waterford

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Hill	None
	Forename	Former Forename *note seven*
note six	Christopher Leslie	None

Date of Birth: Day 27 Month 03 Year 1958 — Irish Resident *note sixteen* X — Alternate Director *note seventeen* [ ]

Residential Address *note six*: Johnstown House, Arklow, Co Wicklow

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

Continued on next page


BLUEPRINT
2000

note six	Liston		None
	Forename	**Former Forename** *note seven*	
note six	Jeremiah Vincent		None
Date of Birth (Day Month Year)	19 09 1940	Irish Resident *note sixteen* X	Alternate Director *note seventeen*
Residential Address *note six*	6 Richmond Hill, Monkstown, Co Dublin		
Business Occupation	Company Director	Nationality	Irish
	Company *note eighteen*	**Place on Incorporation** *note nineteen*	**Company Number**
Other Directorships	See continuation sheet		

	Surname	**Former Surname** *note seven*	
note six	Meagher		None
	Forename	**Former Forename** *note seven*	
note six	Geoffrey Joseph		None
Date of Birth (Day Month Year)	25 08 1949	Irish Resident *note sixteen* X	Alternate Director *note seventeen*
Residential Address *note six*	Slievenamon, Granges Road, Kilkenny		
Business Occupation	Group Financial Director	Nationality	Irish
	Company *note eighteen*	**Place of Incorporation** *note nineteen*	**Company Number**
Other Directorships	See continuation sheet		

	Surname	**Former Surname** *note seven*	
note six	Miller		None
	Forename	**Former Forename** *note seven*	
note six	John James		None
Date of Birth (Day Month Year)	26 06 1940	Irish Resident *note sixteen* X	Alternate Director *note seventeen*
Residential Address *note six*	Boleybeg, Abbeyleix, Co Laois		
Business Occupation	Farmer	Nationality	Irish
	Company *note eighteen*	**Place of Incorporation** *note nineteen*	**Company Number**
Other Directorships	See continuation sheet		

Continued on next page



note six	Moloney	None
	Forename	**Former Forename** *note seven*
note six	John Joseph	None

Date of Birth (Day / Month / Year)	Irish Resident *note sixteen*	Alternate Director *note seventeen*
03 / 11 / 1954	X	

Residential Address *note six*	Seafield House, Scartore, Ballinacourty, Dungarvan, Co Waterford
Business Occupation	Group Managing Director
Nationality	Irish

	Company *note eighteen*	Place on Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Murphy	None
	Forename	**Former Forename** *note seven*
note six	William Gerard	None

Date of Birth (Day / Month / Year)	Irish Resident *note sixteen*	Alternate Director *note seventeen*
02 / 06 / 1945	X	

Residential Address *note six*	Wetlands , Callan Road, Kilkenny
Business Occupation	Deputy Group Managing Director
Nationality	Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Parsons	None
	Forename	**Former Forename** *note seven*
note six	Michael	None

Date of Birth (Day / Month / Year)	Irish Resident *note sixteen*	Alternate Director *note seventeen*
03 / 02 / 1950	X	

Residential Address *note six*	Outrath, Kilkenny
Business Occupation	Farmer
Nationality	Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

Continued on next page



BLUEPRINT
2000

	Surname	Former Surname *note seven*
note six	Power	None
	Forename	**Former Forename** *note seven*
note six	Eamon Marian	None

Date of Birth (Day Month Year): 07 09 1954 — Irish Resident *note sixteen*: X — Alternate Director *note seventeen*:

Residential Address *note six*: Corse House, Fethard-on-Sea, New Ross, Co Wexford

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place on Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Quinlan	None
	Forename	**Former Forename** *note seven*
note six	John Francis Victor	None

Date of Birth (Day Month Year): 08 05 1945 — Irish Resident *note sixteen*: X — Alternate Director *note seventeen*:

Residential Address *note six*: Baptistgrange, Lisronagh, Clonmel, Co Tipperary

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	Stanley	None
	Forename	**Former Forename** *note seven*
note six	George Eric	None

Date of Birth (Day Month Year): 10 07 1944 — Irish Resident *note sixteen*: X — Alternate Director *note seventeen*:

Residential Address *note six*: Woodville, Shinrone, Co Offaly

Business Occupation: Farmer — Nationality: Irish

	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

Continued on next page



note six | Toland | None

	Forename	Former Forename *note seven*
note six	Kevin Edward Patrick	None
Date of Birth	Day 01 Month 08 Year 1965	Irish Resident *note sixteen* X; Alternate Director *note seventeen*
Residential Address *note six*	9 The Weir View, Castlecomer Road, Kilkenny	
Business Occupation	Group Development Director	Nationality: Irish
	Company *note eighteen*	Place of Incorporation *note nineteen* / Company Number
Other Directorships	See continuation sheet	

	Surname	Former Surname *note seven*
note six	Walsh	None
	Forename	Former Forename *note seven*
note six	Michael Joseph	None
Date of Birth	Day 30 Month 12 Year 1942	Irish Resident *note sixteen* X; Alternate Director *note seventeen*
Residential Address *note six*	Coolroe, Graiguenamanagh, Co Kilkenny	
Business Occupation	Farmer	Nationality: Irish
	Company *note eighteen*	Place of Incorporation *note nineteen* / Company Number
Other Directorships	See continuation sheet	

	Surname	Former Surname *note seven*
note six		
	Forename	Former Forename *note seven*
note six		
Date of Birth	Day Month Year	Irish Resident *note sixteen*; Alternate Director *note seventeen*
Residential Address *note six*		
Business Occupation		Nationality
	Company *note eighteen*	Place of Incorporation *note nineteen* / Company Number
Other Directorships		

Certification
note twenty

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. [X]

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. [ ]

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. [ ]

Signed ____________ Director ____________ Secretary

Name *in bold capitals or typescript*: Geoffrey Joseph Meagher | Hannah Josephine (known as Siobhan) Talbot

NOTES ON COMPLETION OF FORM B1

These notes should be read in conjunction with the relevant legislation.

General This form must be completed correctly, in full and in accordance with the following notes. Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state. Where € / _ appear, please insert/ delete as appropriate. Where /_ applies, give the relevant currency, if not euro. Where the space provided on Form B1 is considered inadequate, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.

Note one A company is required to file with this return any returns that may be outstanding in respect of previous years. There must be no gap between the effective date of the previous year's return (if applicable) and the period covered by this return. Pursuant to s127 Companies Act 1963, a company's return must be made up to a date not later than its Annual Return Date (ARD). However, a new company filing its first return post-incorporation must make that return up to its ARD.The return must be filed with the Registrar within 28 days of the company's ARD, or, where the return has been made up to a date earlier than the company's ARD, within 28 days of that earlier date. S127 sets out the manner in which a company's ARD is determined and in which it may be altered. There are severe penalties for late filing of the return. *Returns made up to a date prior to 1 March 2002:* If this form is being used to file such a return, the return ought to be made up to the date which was 14 days after the company's AGM for the year in question and was required to have been delivered to the CRO within 60 days of the AGM. All other notes are also applicable to such returns. The late filing penalty will be charged in respect of any such return.

Note two This section must be completed if this return is being made up to a date earlier than the company's existing ARD. Where the company elects to retain the anniversary of its existing ARD for next year, the "Yes" box must be ticked. Where it elects that its ARD in the following year will be the anniversary of the date to which this return is made up, the "No" box must be ticked. If neither box is ticked, the form will be returned for correction. This section does not apply to a new company filing its first return post-incorporation.

Note three (i) If the return is filed with Form B73, or it is the first return of a company incorporated since 1 March 2002, no accounts need be attached and financial year details are not required. Otherwise, give the date of the commencement and completion of the financial year covered by the accounts presented or to be presented to the AGM of the company for that year. Pursuant to s7(1A) Companies (Amendment) Act 1986 (inserted by s64 Company Law Enforcement Act 2001), the accounts must be made up to a date **not earlier by more than nine months** than the date to which the return is made up. In the case of the first return since the company's incorporation, the period since incorporation is required to be covered by the accounts. In any other case, the accounts are required to cover the period since the last set of accounts filed with the CRO.

(ii) Certain unlimited companies **are** required to prepare accounts and annex them to Form B1: Unlimited companies and partnerships where all the members, who **do not** have a limit on their liabilities, are companies limited by shares or guarantee, or their equivalent if not covered by the laws of the State, or a combination of these undertakings; unlimited companies and partnerships where **all** the members, who **do not** have a limit on their liabilities, are themselves unlimited companies or partnerships of the type aforementioned that are governed by the laws of the State or equivalent bodies governed by the laws of an EU Member State or combinations of these undertakings. Unlimited companies which do not come under either of these categories do not have to file accounts nor give details of their financial year.

(iii) To avail of an audit exemption, certain conditions must be satisfied. For further information see CRO Information Leaflet No. 10.

(iv) Private unlimited companies, private not-for-profit companies and certain companies with charitable objects, while exempt from annexing accounts to Form B1, are required by section 128(6B) Companies Act 1963 to annex a special auditor's report to Form B1.

Note four Give the address at the date of this return. Any change of registered office must be notified to the CRO. Form B2 ought to be used for this purpose.

Note five If not kept at the registered office, state the address(es) where the register of members, register of debenture holders, and register of directors' and secretary's interests in shares and debentures of the company are kept, and where copies of directors' service contracts/memoranda of same (if applicable) are retained. Where the records are retained at an accessible website, the CRO should be notified of the relevant website address.

Note six Insert the full name (initials will not suffice) and usual residential address. Where the secretary is a body corporate, its company name and registered office must be stated. Where the secretary is a firm, and all the partners are joint secretaries of the company, the name and principal office of the firm will be accepted.

Note seven Any former forename and surname must also be stated. This does not include (a) in the case of a person usually known by a title different from his surname, the name by which he was known previous to the adoption of or succession to the title; or (b) in the case of any person, a former forename or surname where that name or surname was changed or disused before the person bearing the name attained age 18 years or has been changed or disused for a period of not less than 20 years; or (c) in the case of a married woman, the name or surname by which she was known prior to the marriage.

Note eight S26 Electoral Act 1997 requires details of contributions for political purposes, in excess of €5,079 **in the aggregate**, to any political party, member of the Dáil or Seanad, MEP or candidate in any Dáil, Seanad or European election, made by the company in the year to which the annual return relates (i.e. the period since the effective date of the previous year's annual return, up to and including the effective date of the current return), to be declared in the annual return and directors' report of the company in respect of that year. The particulars must be sufficient to identify the value of each such donation and the person to whom the donation was made. A wide definition of donation is set out in s22/s46 of the 1997 Act and includes services supplied without charge, a donation of property or goods, or the free use of same.

Note nine Where a company has converted any of its shares into stock, then, where appropriate, the references to shares shall be taken as references to stock and references to number of shares shall be taken as references to amount of stock. The second page does **not** apply to a guarantee company without a share capital.

Note ten Insert, where applicable. (If share capital has been renominalised pursuant to s26 Economic and Monetary Union Act 1998 and there has been a decrease in the whole or part of the authorised and issued share capital or in a class of shares as a result of the renominalisation (26(4)(a).)

Note eleven Details of shares forfeited, shares/debentures issued at a discount, or on which a commission was paid including share class, number of shares and amounts in each case.

Note twelve A full list is required with all returns. However, this requirement does not apply to a guarantee company without a share capital. Where joint shareholders exist, name either all joint shareholders or the first shareholder and "Another".

Note thirteen Where there are more than seven shareholders, the list should be given on a continuation sheet in alphabetical order.

Note fourteen Give the total number of shares held by each member.

Note fifteen Applicable to private companies only. Furnish particulars of shares transferred, the date of registration of each transfer and the number of shares transferred on each date since the date of the last return, or in the case of the first return, of the incorporation of the company, by persons who are still members and persons who have ceased to be members.

Note sixteen Every company must have at least one full-time Irish resident director or a bond or certificate in place pursuant to s43(3) and s44 Companies (Amendment)(No.2) Act 1999. Note that an Irish resident alternate director is not sufficient for the purposes of s43. Place a tick in the "Irish resident" box if the director is resident in the State in accordance with s43 of the 1999 Act as defined by s44(8) and (9) of that Act. If no full-time director is so resident and no certificate has been granted, a valid bond must be furnished with the return, unless same has already been delivered to the CRO on behalf of the company. (Please note that "Irish resident" means resident in the Republic of Ireland.) For further information see CRO Information Leaflet No. 17.

Note seventeen Please tick the box if the director is an alternate (substitute) director. If the company's articles so permit and subject to compliance with those articles, a director may appoint a person to be an alternate director on his/her behalf. The appointment of any person to act as director is notifiable by a company to the CRO, regardless of how the appointment is described. The company is statutorily obliged to notify the CRO of the addition to and removal of each person from its register. In the event that a full-time director who has appointed an alternate director ceases to act as director, the company is required to notify the CRO of the termination of appointment of the full-time director and of his/ her alternate. Note: The CRO accepts no responsibility for maintaining the link between a full-time director and his/ her alternate.

Note eighteen Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for bodies (a) of which the person has not been a director at any time during the past ten years; (b) of which the company is (or was at the relevant time) a wholly owned subsidiary; or (c) which are (or were at the relevant time) wholly owned subsidiaries of the company. Pursuant to s45(1) Companies (Amendment)(No.2) Act 1999, a person shall not at a particular time be a director of more than 25 companies. However, under s45(3), certain directorships are not reckoned for the purposes of s45(1).

Note nineteen Place of incorporation if outside the State.

Note twenty Tick the relevant box(es).

Checklist of documents annexed

Balance Sheet S 128 Companies Act 1963 (CA 63); S7 & S18 Companies (Amendment) Act 1986 (CAA 86) [X]

Profit and Loss Account S7 and S18 CAA 86 [X]

Notes to the Accounts Schedule of CAA 86 (refer specifically to s12 for notes required in the case of small / medium sized businesses) [X]

Directors' Report S128 CA 63; S7 & S18 CAA 86 [X]

Auditor's Report S128 CA 63; S7 & S18 CAA 86 [X]

Special Auditor's Report Duly certified by a director and secretary to be a true copy of the report S128(6B) CA 63 [ ]

Overall Certification The Acts require that the balance sheet, profit and loss account, directors' report and auditor's report be certified by both director and secretary to be a true copy as laid or to be laid before the A.G.M. or sent to the sole member in accordance with the single member private limited company regulations. In the case of full accounts, an overall certification will be sufficient. [X]

Guarantee by parent undertaking of the liabilities of subsidiary undertaking S17 CAA 86 as amended [ ]

Declaration of consent by shareholders of subsidiary to exemption S17 CAA 86 as amended [ ]

Notification to shareholders of Guarantee S17 CAA 86 as amended [ ]

Note stating company has availed of exemptions in s17 CAA 86 as amended [ ]

Accounting documents

Reg 39 E.C. (Companies: Group Accounts) Regulations 1992 [ ]

Reg 7 E.C. (Credit Institutions: Accounts) Regulations 1992 [ ]

Reg 7 E.C. (Accounts) Regulations 1993 [ ]

Regs 5, 17 E.C. (Insurance Undertakings: Accounts) Regulations 1996 [ ]

Section 43 Bond *See note sixteen above.* [ ]

Form B73 Nomination of a new ARD [ ]

Further Information

Professional Advice If you have a problem completing this annual return, and in particular are unclear of the requirements pertaining to a company's ARD, you should consult your professional adviser.

Change in Details Where applicable, the particulars given on Form B1 must accord with the particulars contained in the documentation already delivered to the CRO. The most common forms used to notify the CRO of any changes to the company details are:

B2	Notice of change in the situation of the registered office
B3	Notice of places where register of members, register of debenture holders, register of directors' and secretary's interests in shares and debentures, and directors' service contracts/ memoranda are kept
B4 / G1	Notice of increase in authorised capital
B5	Return of allotments (increase in issued share capital)
B10	Notice of change of directors or secretaries or in their particulars

CRO Address When you have completed and signed the form, please send with the prescribed fee to the Registrar of Companies at:
Parnell House, 14 Parnell Square, Dublin 1 - DX 145001 Parnell House

Please *carefully* study the explanatory notes overleaf. A Form B1 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B1, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

Director's Name | John Edward Callaghan

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
BUPA Re		220633	
Cara Group Limited		215789	01/07/1998
Dublin Chamber of Commerce		588	23/03/1999
Esat Digiphone Limited		234895	10/04/2000
Esat Telecom Group plc		249281	10/04/2000
Esat Telecommunications (UK) Limited	UK	3271439	10/04/2000
Esat Telecommunications Limited		141524	10/04/2000
Ferndale Film Productions Limited		220982	12/08/1999
First Active plc		292890	
Prudential Europe Management Services Limited		209958	21/05/2001
Rabobank Ireland plc		213349	
Rye Valley Foods Limited		115669	17/07/1998
SALI Management Services Limited		217330	21/05/2001
Scottish Amicable International Asurance plc		209956	21/05/2001
Signal-Iduna Prudential International Assurance Limited		303995	21/05/2001
The Institute of Directors in Ireland		197643	01/12/2000
Towergate Limited		165321	01/12/2000
Trustee for Community Initiatives		157728	07/08/1997
Wilde Film Productions Limited		239782	12/08/1999

Director's Name | Henry Vincent Corbally

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Eire	4928 R	

Director's Name Thomas Patrick Corcoran

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Datong Company		212660	29/08/1997
Glanbia Co-operative Society Limited	Eire	4928 R	
Glanbia Services Society Limited	Eire	4602 R	
Grassland Fertilizers (Kilkenny) Limited		84321	
Irish Agricultural Wholesale Society Limited	United Kingdom	182 R	
Irish Co-operative Organisation Society Limited	United Kingdom	88 R	
Kooshell Investments Limited	Cyprus	82669	
Offwell Limited		192274	08/01/1999
Waterford Co-operative Society Limited	United Kingdom	3996 R	04/09/1997

Director's Name John Gerard Fitzgerald

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	United Kingdom	4928 R	30/05/2000
Glanbia Co-operative Society Limited	Eire	4928 R	
Glanbia Services Society Limited	United Kingdom	4602 R	30/05/2000
Waterford Co-operative Society Limited	United Kingdom	3996 R	04/09/1997

Director's Name | Edward Patrick Fitzpatrick

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Castlegannon Show Limited		235563	
Glanbia Co-operative Society Limited	Eire	4928 R	
The South Eastern Cattle Breeding Society Limited	United Kingdom	2438 R	

Director's Name James Anthony Gilsenan

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Eire	4928 R	

Director's Name | Thomas Patrick Heffernan

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Eire	4928 R	
The South Eastern Cattle Breeding Society Limited	United Kingdom	2438 R	
Waterford Co-operative Society Limited	United Kingdom	3996 R	04/09/1997

Director's Name Liam Herlihy

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Co-operative Animal Health Limited	Eire	3077 R	
Glanbia Co-operative Society Limited	Eire	4928 R	
Glanbia Services Society Limited	Eire	4602 R	
Waterford Co-operative Society Limited	United Kingdom	3996 R	04/09/1997

Director's Name Christopher Leslie Hill

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Eire	4928 R	
Waterford Co-operative Society Limited	United Kingdom	3996 R	04/09/1997
Wicklow Rural Partnership Limited		216464	

Director's Name | Jeremiah Vincent Liston

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Alchem plc	Northern Ireland	NI 16428	27/09/2000
Animal Health Distributors Limited		276374	30/09/2000
Ashfield Health Care Limited	England	3286306	14/02/2002
Balcas Limited	Northern Ireland	NI 5325	
BWG Group Limited		358433	
Foodpak Ireland Limited		232399	
Gresham Hotel Group plc		21824	19/06/2002
Irish Management Institute		15151	31/12/1996
Kevin Broderick Limited		25019	
Lake Communications Limited		59890	
Lake Holdings Limited		36890	
National Toll Roads plc		89782	
Novapath Supplies Limited		108801	02/10/2000
Pemberton Marketing International Limited		134768	31/12/1996
Pemberton Marketing Limited	Northern Ireland	NI 21851	30/09/2000
Sangers (Northern Ireland) Limited	Northern Ireland	NI 18941	27/09/2000
The Arthritis Foundation of Ireland		78931	
The Institute of Directors in Ireland		197643	30/04/2001
Trinity Instruments Limited		150972	13/02/2002

Director's Name | Jeremiah Vincent Liston

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Ulster Anaesthetics Limited	Northern Ireland	NI 6959	27/09/2000
UniDrug Distribution Group Limited	England	03169255	12/01/2001
Unitech (Ireland) Limited		110703	13/02/2002
United Care Limited		43507	13/02/2002
United Distribution Services Limited		143028	13/02/2002
United Drug (Wholesale) Limited		46423	13/02/2002
United Drug Ayrtons (Dublin) Limited		8490	13/02/2002
United Drug Distributors Limited		57279	13/02/2002
United Drug plc		12244	13/02/2002
United Medical Financial Services Limited		150973	13/02/2002
Vector Scientific Limited	Northern Ireland	NI 022913	27/09/2000

Director's Name Geoffrey Joseph Meagher

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Datong Company		212660	29/09/2000
Dublin Fine Meats Limited		140331	05/12/2003
Gedney Limited		100950	01/12/2000
Harzland Fleisch-Service Gmbh	Germany	1168881203	25/02/2000
Ingredientsnet.com Limited		319872	24/05/2000
Quinport Limited		204909	
Robinfield Limited		154660	
Slademore Limited		78297	
St. Canice's Parish Home for the Elderly Association Limited		136270	

Director's Name John James Miller

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Avonmore Creameries Limited	United Kingdom	4513 R	04/09/1997
Glanbia Co-operative Society Limited	Eire	4928 R	
Laois Leader Rural Development Company Limited		238333	
The South Eastern Cattle Breeding Society Limited	United Kingdom	2438 R	

Director's Name John Joseph Moloney

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Eire	4928 R	
Grassland Fertilizers (Kilkenny) Limited		84321	13/03/1998
Ingredientsnet.Com (Holdings) Limited - dissolved 16 May 2004		323104	16/05/2004
Ingredientsnet.Com Limited - dissolved 16 May 2004		319872	16/05/2004
Irish Dairy Industries Association Limited		41395	
Irish Management Institute Limited		15151	
Repak Limited		242159	
The Irish Dairy Board Co-operative Limited	United Kingdom	3221 R	

Director's Name | William Gerard Murphy

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Barley Exports Limited		94684	
Barnstorm Theatre Company Limited		207688	
C.A.H.(Trading) Limited		87848	02/02/2000
Co-operative Animal Health Limited	United Kingdom	3077 R	01/01/2000
Cork Malting Company Limited		283744	08/02/2000
Grassland Fertilizers (Kilkenny) Limited		84321	10/03/2000
IAWS Group,plc		132287	
Irish Agricultural Wholesale Society Limited	United Kingdom	182 R	
Malting Company of Ireland Limited		23278	08/02/2000
Milk Ventures (UK) Limited	United Kingdom	4787107	
Nutribio Limited		132050	16/03/1998
P.I.C. Ireland Limited		21822	30/10/2003
SOS Kilkenny Limited		51144	
Spacious Trading Limited		273542	08/02/2000

Director's Name | Michael Parsons

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
D Walsh and Sons Limited		48757	
D Walsh and Sons Limited		48757	
Glanbia Co-operative Society Limited	Eire	4928 R	
Kilkenny Carlow and District Farm Relief Services Limited	United Kingdom	5090 R	
Kilkenny Co-operative Livestock Market Limited	United Kingdom	2548 R	
Kilkenny County Development Board	United Kingdom	NONE	
Noreside Farm Relief Services Limited	United Kingdom	3983 R	02/06/2000

Director's Name Eamon Marian Power

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Eire	4928 R	

Director's Name John Francis Victor Quinlan

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Avonmore Creameries Limited	United Kingdom	4513 R	04/09/1997
Cork Malting Company Limited	United Kingdom	283744	
Glanbia Co-operative Society Limited	United Kingdom	4928 R	30/05/2000
Glanbia Co-operative Society Limited	Eire	4928 R	
Irish Co-op Society Limited	United Kingdom	77 R	
Irish Sugar Limited		8532	
Malting Company of Ireland (1965) Limited		23278	
Malting Company of Ireland Limited		273542	
Victor Quinlan Agricultural Consulting Limited		229439	

Director's Name George Eric Stanley

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Avonmore Creameries Limited	United Kingdom	4513 R	04/09/1997
Centenary Co-operative Creamery Society Limited	United Kingdom	3303 R	
Glanbia Co-operative Society Limited	Eire	4928 R	

Director's Name | Kevin Edward Patrick Toland

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Ingredientsnet.Com (Holdings) Limited - dissolved 16 May 2004		323104	16/05/2004
Ingredientsnet.Com Limited - dissolved 16 May 2004		319872	16/05/2004

Director's Name: Michael Joseph Walsh

Other directorships

Company Name *note eighteen*	Place of Incorporation *note nineteen*	Company Number	Resigned
Avonmore Creameries Limited	United Kingdom	4513 R	04/09/1997
Glanbia Co-operative Society Limited	Eire	4928 R	
Glanbia Services Society Limited	Eire	4602 R	
National Co-operative Pig Producers Society Limite	United Kingdom	3521 R	
The Irish Dairy Board Co-operative Limited	United Kingdom	3221 R	



Glanbia PLC
07 December 2004

STRATEGIC NUTRITIONALS ACQUISITON.

Glanbia plc today announced the acquisition of the German based nutrient delivery systems company, Kortus Food Ingredients Services GmbH ('Kortus'). Glanbia has acquired the assets and goodwill of Kortus for a consideration of €14.5m, comprised of €10.5m cash and with a further deferred payment of €4m, of which €2m will be payable subject to the achievement of a pre determined performance target.

Kortus is a privately owned nutrient Delivery Systems Company based in Orsingen-Nenzingen, Southern Germany that specialises in the production, research and development of customised nutrients systems for customers in the Infant Formula, Clinical Nutrition and Dietetics markets.

This acquisition is in line with Glanbia's nutritional strategy of extending its solution capability and product range, and of strengthening access to key sectors of infant and clinical nutrition.

ENDS

7th December 2004

For further information, contact:

Glanbia plc
Geraldine Kearney, Group Director of Communications, Glanbia plc
(+353 56 777 2200 (office) or +353 87 231 9430 (mobile)





Glanbia PLC
09 December 2004

Name of Company: Glanbia plc

Date of Release: 9 December 2004.

Glanbia plc: Notification of Interests of Directors/Secretary.

Share Options granted under the Glanbia plc 2002 Long Term Incentive Plan:

Description of Shares:	Ordinary €0.06
Date of Grant:	9 December 2004.
Date of Disclosure:	9 December 2004.
Period during which exercisable:	10 December 2007 - 8 December 20
Total Amount paid for grant of options:	Nil.
Exercise Price:	€2.725 per share.
Nature of Interest:	Beneficial.

Director: Geoffrey J. Meagher

Number of shares involved:	75,000
Number of shares eligible for Share Award (Note):	7,500
Number of shares over which options held following this notification (inclusive of Share Award):	383,000

Director: John J. Moloney

Number of shares involved:	150,000
Number of shares eligible for Share Award (Note):	10,000
Number of shares over which options held following this notification (inclusive of Share Award):	633,593

Director: Kevin E. Toland

Number of shares involved:	100,000
Number of shares over which options held Following this notification:	284,993

Secretary: Siobhan Talbot
(Section 65 Companies Act 1990)

Number of shares involved:	75,000
Number of shares eligible for Share Award (Note):	7,500
Number of shares over which options held following this notification (inclusive of Share Award):	267,493

Note: Participant is eligible for a Share Award under Rule 14.2 of the Glanbia plc 2002 Long Term Incentive Plan of 10% (J. Moloney 6.6%)

the Ordinary Shares that he/she continues to hold following the
anniversary of the exercise of the Option.

This information is provided by RNS
The company news service from the London Stock Exchange
KBK



Glanbia PLC
13 December 2004

Name of Company: Glanbia plc

Date of Release: 13 December 2004.

Glanbia plc: Notification of Interests of Director.

Director: Edward P. Fitzpatrick

Number of Shares acquired:	12,000
Description of Shares:	Ordinary €0.06
Price per Share:	€2.77
Date of Transaction:	10 December 2004.
Date Company informed:	13 December 2004.
Nature of Interest:	Beneficial.
Total holding following this notification:	50,501
Shares to be registered in name of:	Edward P. Fitzpatrick